P.E. 12-31-02

MAY 5 2003

AR/S

03057975

value from the CENTER

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

2002 ANNUAL REPORT

PREIT

Financial Highlights

(Thousands of dollars except per share amounts)

	Year Ended 12/31				
	2002	2001	2000	1999	1998
Funds from operations	$ 51,167	$ 44,699	$ 45,844	$ 38,911	$ 34,576
Total real estate revenues	114,699	100,215	97,447	87,079	59,641
Investments in real estate, at cost	739,429	636,294	612,266	577,521	509,406
Net income	23,678	19,789	32,254	20,739	23,185
Net income per share	1.47	1.35	2.41	1.56	1.74
Distributions paid to shareholders/unitholders	37,492	36,478	28,775	27,562	26,485
Distributions paid per share	2.04	2.04	1.92	1.88	1.88

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST (NYSE: PEI), FOUNDED IN 1960 AS ONE OF THE FIRST EQUITY REITS IN THE U.S., HAS A PRIMARY INVESTMENT FOCUS ON RETAIL MALLS AND POWER CENTERS LOCATED IN THE EASTERN UNITED STATES. FOLLOWING COMPLETION OF TRANSACTIONS ANNOUNCED IN MARCH 2003, THE COMPANY WILL BECOME THE LARGEST RETAIL OWNER/OPERATOR IN THE GREATER PHILADELPHIA METROPOLITAN AREA. THE COMPANY'S PORTFOLIO OF 32 PROPERTIES INCLUDES 14 SHOPPING MALLS AND 14 STRIP AND POWER CENTERS, TOTALLING 17.4 MILLION SQUARE FEET IN SEVEN STATES. PENNSYLVANIA REAL ESTATE INVESTMENT TRUST IS HEADQUARTERED IN PHILADELPHIA, PENNSYLVANIA.



dear fellow shareholders,

AS THIS ANNUAL REPORT GOES TO PRESS, WE HAVE MADE ANNOUNCEMENTS THAT DRAMATICALLY STRENGHTEN our strategic focus on retail. We have agreed to purchase six shopping malls from The Rouse Company, making PREIT the largest retail owner/operator in the Greater Philadelphia metropolitan area upon completion of the transaction. At the same time, we have signed an agreement to sell our multifamily portfolio, which is expected to qualify as a tax-deferred exchange with the Rouse mall acquisition.

These two transactions, when completed, will transform our company from a diversified (retail and multifamily) Real Estate Investment Trust (REIT) to a focused retail REIT. This will make PREIT the leading shopping mall REIT in the fourth largest market in the United States. The addition of the Rouse properties – Cherry Hill Mall, Moorestown Mall, Plymouth Meeting Mall, The Gallery at Market East, Exton Square Mall and Echelon Mall – will increase the gross leasable retail space of our portfolio by nearly half. The combined portfolio will include 28 retail properties, 14 shopping malls and 14 strip and power centers, totaling approximately 17.4 million square feet in seven states.

Five of the properties will be acquired directly from The Rouse Company and one from New Castle Associates, a partnership that includes PREIT Chairman and CEO Ronald Rubin and George Rubin, President of our management subsidiaries and a Trustee. New Castle has agreed to acquire the property from Rouse in exchange for its interest in Christiana Mall in Newark, Delaware. Our five independent Trustees approved the Rouse and Christiana transactions.

The transactions are expected to be significantly accretive to the Company's Funds from Operations (FFO) in 2003 and 2004.

Long-Term Value Creation

FIVE-YEAR (1998-2002) TOTAL RETURNS


0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
PREIT | 68.1%
RETAIL REITs | 56.2%
EQUITY REITs | 17.6%
DIVERSIFIED PROPERTIES AVERAGE | 4.4%
S&P 500 | (2.9)%
RUSSELL 2000 INDEX | (6.2)%

SOURCE: NAREIT

A CENTER OF EXPERTISE

By incorporating these assets, we are not merely assembling a larger portfolio of properties. While our size and geographic presence will give us opportunities for operational efficiencies and cross-selling between power centers and malls, the greatest value will come from a broader set of properties across which we can apply our considerable retail expertise.

We have demonstrated our integrated strengths in all aspects of retail development and management time and again, particularly in our turnarounds of underperforming middle-market malls. We have a string of successes — including Dartmouth Mall, Prince Georges Plaza and Magnolia Mall — where we have boosted occupancy, sales and return on investment. We also have taken strong malls and made them better, such as the renovation of Willow Grove Park, where we brought in a new Macy's as part of an expansion and repositioning.

These projects demonstrate our strengths in taking underutilized retail properties in great locations and driving their performance. We have transformed these centers through our core strengths in strategic acquisitions, development and redevelopment, asset management, leasing, property management, tenant coordination and marketing. The portfolio of experience and skills celebrated in this report is as much at the center of our success as the quality of our properties.

Our turnaround of a mall and struggling strip center in Florence, South Carolina, is a case in point. As told on the following pages, Magnolia Mall and The Commons at Magnolia illustrate how our retail capabilities come together to create successes. When we acquired these properties, we brought in a steady stream of high-quality national retailers, many coming to the Florence market for the first time. We then renovated spaces and transformed the half-empty Commons into a thriving retail center. This is just one of many stories showing how our team applies diverse skills to discover and build value at each of our projects. Our broader portfolio will give us more opportunities to write these success stories.

As we expand our business, we also draw upon our experience over the past five years in integrating the resources and people of PREIT and The Rubin Organization into a solid, high-performance enterprise. Our success in bringing together two strong organizations into a more powerful whole has demonstrated and honed skills in integration that will be used as we forge an even broader company, with more assets and diverse strengths.

A STRONG YEAR

While we were designing a new strategy for our company, we continued our strong performance in 2002 without pause. In 2002, we achieved FFO growth of 14.5 percent, a 5.3 percent increase in FFO per share, and delivered a 16.0 percent increase in combined net operating income (NOI).

In retail, we increased same-store retail NOI by 6.5 percent and boosted occupancy to 94.8 percent. Among our major initiatives, we acquired Beaver Valley Mall, a 1.2 million square foot enclosed regional mall north of Pittsburgh, Pennsylvania, which we purchased from the California Public Employees' Retirement System ("CalPERS") for $61.3 million. Since this was a mall we managed before its acquisition, we had firsthand insights into potential opportunities for renovations and other changes to increase its performance and value.

In 2002, our multifamily portfolio achieved a 1.0 percent increase in same-store NOI, in a year of falling demand due to increased housing sales and rising insurance costs and real estate taxes. We maintained occupancy levels of 94.4 percent and increased rents by 3.4 percent.

With our renewed emphasis on retail, we continue to explore other opportunities to expand our portfolio. We are in active discussions to pursue acquisitions of additional retail properties, and through the Company's website and other announcements, will keep you informed when transactions are approved and completed.

CREATING LONG-TERM VALUE

This is a year of fundamental change for PREIT. But one thing hasn't changed: our commitment to deliver strong performance, increase the value of our company and deliver steady returns to our shareholders. We paid our 100th consecutive dividend to shareholders in March 2002, and then continued our record of unbroken dividends through subsequent quarters. Our dividends have never been missed or reduced throughout our entire history.

We appreciate your continued support and commitment as we have worked hard to build the strength and value of our organization. We have a strong track record of consistent performance and value creation that we intend to build upon. Our five-year total return of 68.1 percent is not only significantly higher than the total return on diversified REITs that we have historically been measured against, but also is ahead of the average for the retail sector, which is our new strategic focus (see chart). We also have significantly outperformed broader market indices.

Our goal is to continue building an organization that will perform well today, with the critical mass and deep strengths to create long-term value for our retail partners, communities and investors in the years to come.

RONALD RUBIN
Chairman and Chief Executive Officer

JONATHAN B. WELLER
President and Chief Operating Officer

April 14, 2003

the PREIT approach:

CREATING VALUE FROM THE CENTER

At its core, PREIT has brought together a distinctive set of capabilities that add value across our portfolio. From our own perspective, we can see potential opportunities, transform properties and create the management and marketing teams to build many centers of value for our partners, customers and shareholders.

ACQUISITIONS:

Our skills in acquisitions allow us to find attractive properties that are undervalued or underutilized, rigorously assess their current and future potential and integrate the new businesses into our organization.

DEVELOPMENT AND REDEVELOPMENT:

We have the experience to take advantage of good retail locations by creating new shopping centers from the ground up or creatively renovating and repositioning under-performing properties.

ASSET MANAGEMENT:

Through asset management, we continuously assess opportunities for renovation, retenanting or other initiatives to manage the business plan and maximize the value of each asset in our portfolio.

LEASING:

Our successful track record with top national retailers in malls and power centers allows us to draw together a diverse portfolio of strong tenants, while our specialty leasing team works creatively with local tenants to increase occupancy.

PROPERTY MANAGEMENT & TENANT COORDINATION:

Our skills in property management ensure our centers are well-run and have strong relationships with their local communities. Our tenant coordination develops plans and designs criteria to ensure that space is ready for our tenants on time and on budget.

MARKETING:

Our skills in market research and advertising help us assess hidden market potential, create a compelling market proposition for lead retail tenants and develop individually tailored marketing programs to drive traffic to specific properties.


THE COMMONS AT MAGNOLIA
MAGNOLIA MALL

value in action: the story of Magnolia Mall

IN 1997, PREIT PURCHASED THE 562,000 SQUARE-FOOT MAGNOLIA MALL IN FLORENCE, SOUTH CAROLINA. AT THE TIME, IT was a sleepy mall in a market that wasn't on the radar screen of most national retailers. For many travelers, Florence was just another interchange, which lured snowbirds off Interstate 95 halfway between New York and Miami. But PREIT's leaders could see that there was much more happening in the area, with major corporations and high-salaried jobs coming into the region, and there was great untapped potential for boosting the performance and value of the mall.

PREIT had operated the mall for several years and had a hands-on sense of the opportunities at Magnolia. And with a diverse set of talents in acquiring, redeveloping and operating retail properties, we had the capabilities to turn this tired mall, and a second retail property adjacent to it, into a thriving retail center. We did what we do best — taking an underperforming asset in an emerging market, redeveloping it, drawing many top retailers into the region for the first time and building its potential. We continue to find ways to add value to every square foot of Magnolia, as we have done in many other properties, consistently building the value of our portfolio.

INVESTMENT IN REAL ESTATE
(IN MILLIONS)
Includes Company's proportional share of joint ventures


$743
$804
$834
$953
1999
2000
2001
2002


ROSES


BEST BUY

acquisitions: seeing the opportunity

IN LATE 1999, AS PREIT WAS ALREADY BEGINNING TO DEVELOP OUT PARCELS AROUND MAGNOLIA MALL, WE BEGAN TO look at the potential to acquire the strip center next door. The center, which became known as The Commons at Magnolia, was half empty. Two of the three anchors had pulled up stakes and the third was just hanging on with a few tenacious in-line tenants. It was a ghost town. But we saw more than a dying center. We saw opportunity.

Magnolia Mall gave PREIT a ringside seat in evaluating the acquisition of the new center. We knew the market and the location. The Commons had gone into foreclosure, so the terms were attractive. We looked at the promising demographics that had already drawn retailers such as Pier One to our property next door. Florence had good solid population growth in the 5 to 6 percent range annually, and the proportion of people making over $80,000 per year was growing in excess of 15 percent per year. There was also a significant amount of out-market shopping, with 50,000 cars per day driving by the Magnolia location. All the signs were good ones.

SALES PER SQUARE FOOT
(ENCLOSED MALLS)


$336
$371
$384
$358
1999
2000
2001
2002



development & redevelopment: unlocking the potential

TO BUILD ITS VALUE, THIS DIAMOND IN THE ROUGH NEEDED SOME CUTTING AND POLISHING. USING OUR IN-HOUSE capabilities in development, we created plans for renovating Magnolia Mall and The Commons in several stages. Our development group, which has experience creating new centers from the ground up, worked closely with our retail organization to create new spaces to bring top retailers to the market.

At The Commons, the huge three-dimensional jigsaw puzzle needed to be reshuffled to make room for a new Target, the first in the market. At the Mall, the addition of Best Buy to replace an older, low-sales variety store, created the opportunity to restructure the entire mall. Development and retail worked together to shift the main entrance and create a new food court.

TOTAL RETAIL NOI
(IN 000'S)


$43,280
$49,885
$57,843
$71,859
1999
2000
2001
2002


PROPERTIES
COORDINATING INFORMATION
MONITORING PERFORMANCE
ASSET MANAGEMENT
ARGUS® PROJECTIONS
FLASH REPORTS
FINANCIAL REVIEWS
BUDGETS
CAPITAL ALLOCATIONS
EXPENSE CONTROL
SENIOR MANAGEMENT
GENERATING REGULAR AND SPECIAL REPORTS
PARTNERS
INVESTORS
BANK GROUP


BED BATH &
BEYOND

asset management: a continuous process of value creation

THIS VALUE CREATION IS NOT A ONE-SHOT PROGRAM, NOR IS IT LEFT TO CHANCE. PREIT'S ASSET MANAGEMENT capability makes sure that all the players involved at each property work in tandem to identify ways to sustain and add value. Regularly scheduled meetings involve the management team, retail leasing team, legal, marketing and other functions. Is there an opportunity for renovations? Could new tenants boost traffic? Are there untapped opportunities for ancillary income?

When PREIT acquired Magnolia Mall, it was 97 percent leased. Many new owners might have leased up the remaining three percent and called it a success. We continued to look for ways to strategically redevelop and retenant the mall to add value.

The asset management function ensures that the Company's goals for return on investment are achieved. The individual property budgets are rolled up into a companywide model to monitor the contributions of the components on a weekly basis across every property. This on-going management of assets and performance measurement allow us to move on a real-time basis to seize new opportunities or respond to problems. It also allows us to invest resources in those properties that have the potential to produce the highest returns to the organization.

RETAIL LEASING ACTIVITY
(SQUARE FEET IN 000'S)


532
655
982
546
1999
2000
2001
2002


BEST BUY
CATHERINES
TARGET
BED BATH & BEYOND

leasing: the power of relationships

WITH A PROVEN TRACK RECORD IN INTRODUCING NATIONAL RETAILERS TO PROFITABLE OPPORTUNITIES IN OTHER MID-market properties, PREIT had the relationships and credibility to put Florence on the radar screens of major retailers. To keep the out-market shoppers in Florence, we made a conscious effort to bring in first-to-the-market tenants to drive up the quality of the retail mix in the market. A string of national retailers came to Florence for the first time, including Target, Best Buy and Bed Bath & Beyond.

Retailers that had followed PREIT's lead to other properties were interested in repeating their successes at Magnolia. For example, at Dartmouth Mall in Massachusetts, PREIT's strategic renovations and retenanting boosted sales by more than 65 percent, raised rents by 30 percent and lifted occupancy from 77 percent to more than 93 percent. A mix of relationships with traditional mall tenants and big-box retailers allows PREIT to make creative moves like convincing Best Buy to set up one of its few mall-anchor stores at Magnolia.

By understanding the shifting demographics and opportunities, PREIT was able to demonstrate to new entrants the attractiveness of the market. Retailers who had initially never heard of Florence now were anxious to get in. PREIT helped put the market on the map.

RETAIL PORTFOLIO
(SQUARE FEET IN 000'S)


8,306
10.801
10,911
11,818
1999
2000
2001
2002



property management and tenant coordination

PROPERTY MANAGEMENT REQUIRES MORE THAN JUST KEEPING A FACILITY RUNNING AND JUGGLING A COMPLEX MIX OF tenants. It also means managing relationships with the community and meeting the day-to-day challenges that arise in the process of change and redevelopment. Our property managers are sensitive to the culture and concerns of their specific markets.

As the properties undergo dramatic transformations, the tenant coordination team makes sure the renovation goes according to the book, despite the surprises along the way. To make way for the new Target at The Commons, our team needed to relocate or terminate more than a dozen smaller tenants. The renovations to make way for Bed Bath & Beyond were on a tight schedule, with a significant per day penalty and blackout periods that can cost months of rent. Tenant coordination managed the inevitable challenges — from government approvals to poor weather — to complete the tightly choreographed effort at Magnolia ahead of schedule.

EQUITY MARKET CAPITALIZATION
(AT 12/31)


$214,227
$287,721
$409,008
$479,971
1999
2000
2001
2002


For The Craftiest Ideas in Town!
Fall style watch FOR TEENS AND IN-BETWEENS
Announcing the Verandah Café

marketing: drawing retailers and customers

PREIT'S MARKETING HELPED ATTRACT TOP RETAILERS TO MAGNOLIA AND THEN BRING CUSTOMERS INTO THEIR STORES. While all properties benefit from PREIT's centralized capabilities in market research and advertising, each property creates a marketing strategy tailored to its local needs. For the opening of Best Buy, for example, we brought a NASCAR simulator to the mall, a natural for an area that is the home of the Darlington Speedway. The campaign for Magnolia offered a challenge to out-market shoppers with the slogan: "It's where to shop."

PREIT began its market research before purchasing the mall, examining demographics and conducting mall intercepts to learn what stores shoppers wanted to see and where else they were shopping. PREIT has in-house marketing services capabilities, as well as research support. Our centers are wired with real-time electronic traffic counters to continually take the shoppers' pulse. These capabilities help merchants boost sales productivity, which, in turn, ensures our own success.



RETAIL STRATEGY

- Acquire and redevelop middle-market malls
- Leverage premier assets to drive occupancy at underperforming properties
- Utilize in-house expertise to develop power centers
- Cross-sell between mall and power center tenants
- Use relationships with national retailers to introduce large format category dominant anchor and in-line tenants
- Implement aggressive lease and sale program for outparcels
- Focus on East Coast



power from the center

ALL OF THESE PARTS OF THE ORGANIZATION CAME TOGETHER TO BUILD VALUE AT MAGNOLIA, AS THEY BUILD VALUE ACROSS our portfolio. Magnolia Mall, a mall that thousands of shoppers drove past on their way to other markets, has increasingly become the destination of choice. The Commons is now enjoying uncommon progress, going from a half empty ghost town to 99 percent leased, even after expanding from 197,000 to 230,000 square feet.

Both properties improved their performance, achieving return on investment above 11 percent in 2002. By the end of 2002, sales per square foot were climbing—and the next stages of renovation were about to begin, promising to add more value to these properties in the years ahead.

total portfolio

PERCENTAGE OF INVESTMENTS IN REAL ESTATE, AT COST (IN MILLIONS)
(includes Company's proportional share of joint ventures)



12/31/02
$953
0%
32%
68%
12/31/01
$834
0%
34%
66%
MULTIFAMILY
RETAIL PROPERTIES
OTHER

portfolio highlights

Summary	No. of Properties	Square Feet	Units
PORTFOLIO AT 12/31/02			
Retail Properties	22	11,818,176	—
Multifamily	19	—	7,242
Industrial Properties	4	254,791	—
Total	**45**	**12,072,967**	**7,242**
Development	2	750,025	—
Combined Total	**47**	**12,822,992**	**7,242**
PORTFOLIO AT 12/31/01			
Retail Properties	22	10,911,054	—
Multifamily	19	—	7,242
Industrial Properties	4	254,791	—
Total	**45**	**11,165,845**	**7,242**
Development			
Retail Properties	4	1,342,343	—
Combined Total	**49**	**12,508,188**	**7,242**

property locations



PA
NJ
MD
DE
HEADQUARTERS
EXISTING PROPERTIES
DEVELOPMENT PROPERTIES
MANAGED PROPERTIES

real estate investments

AS OF 12/31/02

EXISTING RETAIL PROPERTIES

	City	State	Property Type	Ownership Interest	Acquired	Square Feet
Christiana Power Center	Newark	DE	Power Center	100%	1998	302,409
South Blanding Village	Jacksonville	FL	Strip Center	100%	1988/1990	106,657
Dartmouth Mall	Dartmouth	MA	Enclosed Mall	100%	1997	627,038
Prince Georges Plaza	Hyattsville	MD	Enclosed Mall	100%	1998	743,465
Rio Grande Mall	Rio Grande	NJ	Strip Center	60%	1973	158,937
Crest Plaza Shopping Center[1]	Allentown	PA	Strip Center	100%	1964	155,294
Lehigh Valley Mall	Allentown	PA	Enclosed Mall	50%	1973	1,051,145
Whitehall Mall	Allentown	PA	Power Center	50%	1964	533,721
Palmer Park Mall	Easton	PA	Enclosed Mall	50%	1972	447,397
Festival at Exton	Exton	PA	Strip Center	100%	1998	142,610
Paxton Towne Centre[1]	Harrisburg	PA	Power Center	100%	1999	719,034
Laurel Mall	Hazleton	PA	Enclosed Mall	40%	1988	558,802
Red Rose Commons	Lancaster	PA	Power Center	50%	1998	463,042
The Court at Oxford Valley	Langhorne	PA	Power Center	50%	1997	704,486
Beaver Valley Mall	Monaca	PA	Enclosed Mall	100%	2002	1,163,886
Northeast Tower Center[1]	Philadelphia	PA	Power Center	100%	1998/1999	472,102
Metroplex Shopping Center	Plymouth Mtg.	PA	Power Center	50%	1999	778,190
Springfield Park I & II	Springfield	PA	Strip Center	50%	1997/1998	268,500
Creekview Shopping Center	Warrington	PA	Power Center	100%	1999	425,002
Willow Grove Park	Willow Grove	PA	Enclosed Mall	30%	2000	1,203,629
Commons at Magnolia	Florence	SC	Strip Center	100%	1999	230,644
Magnolia Mall[1]	Florence	SC	Enclosed Mall	100%	1997	562,186
Total (22 properties)						**11,818,176**

DEVELOPMENT RETAIL PROPERTIES

	City	State	Property Type	Expected Completion	Status	Ownership Interest	Square Feet
Christiana Power Center (Phase II)	Newark	DE	Power Center	1Q05	Pre-Development	100%	355,670
New Garden	New Garden Twp	PA	Power Center	4Q04	Pre-Development	100%	394,355
Total (2 properties)							**750,025**

[1] *Property is currently under development or redevelopment; however, certain stores are open.*

[2] *Approximate*

real estate investments (continued)

MULTIFAMILY PROPERTIES

	City	State	Ownership Interest	Acquired	No. of Units
Fox Run Apartments	Bear	DE	100%	1988/1998	414
Boca Palms Apartments	Boca Raton	FL	100%	1994	522
Eagle's Nest Apartments	Coral Springs	FL	100%	1988/1998	264
Palms of Pembroke	Pembroke Pines	FL	100%	1994	348
Cobblestone Apartments	Pompano Beach	FL	100%	1992	384
Countrywood Apartments	Tampa	FL	50%	1993	536
Shenandoah Village Apartments	West Palm Beach	FL	100%	1993	220
Marylander Apartments	Baltimore	MD	100%	1962	507
Regency Lakeside Apartments	Omaha	NE	100%	1990/2002	433
Hidden Lakes Apartments	Dayton	OH	100%	1994	360
Kenwood Gardens	Toledo	OH	100%	1963	504
The Woods	Ambler	PA	100%	1998	320
Camp Hill Plaza Apartments	Camp Hill	PA	100%	1969	300
Lakewood Hills Apartments	Harrisburg	PA	100%	1972	562
2031 Locust Street	Philadelphia	PA	100%	1961	87
Will-O-Hill Apartments	Reading	PA	50%	1984	190
Fox Run Apartments	Warminster	PA	50%	1969	196
Cambridge Hall Apartments	West Chester	PA	50%	1967	233
Emerald Point	Virginia Beach	VA	100%	1993/2000	862
Total (19 properties)					**7,242**

INDUSTRIAL PROPERTIES

	City	State	Ownership Interest	Acquired	Square Feet
Warehouse and Plant (Interstate Container Corp.)	Lowell	MA	100%	1963	197,000
Warehouse (Aramark)	Pennsauken	NJ	100%	1962	12,034
Warehouse (Sears Roebuck & Co.)	Pennsauken	NJ	100%	1963	29,450
Warehouse (Aramark)	Allentown	PA	100%	1962	16,307
Total (4 properties)					**254,791**

MAJOR NON-PREIT OWNED MANAGED PROPERTIES

	City	State	Square Feet
Christiana Mall	Newark	DE	1,102,135
Swansea Mall	Swansea	MA	703,850
Hillview Shopping Center	Cherry Hill	NJ	340,028
Hudson Mall	Jersey City	NJ	361,210
Cumberland Mall	Vineland	NJ	805,716
Harrisburg East Mall	Harrisburg	PA	835,856
Susquehanna Valley Mall	Selinsgrove	PA	736,481
Total (7 properties)			**4,885,276**

MANAGED AND LEASED PORTFOLIO

	Retail		Multifamily		Office/Industrial		Total	
	No.	Square Feet	No.	Square Feet	No.	Square Feet	No.	Square Feet
PREIT Owned	16	7,586,857	15	5,549,784	4	254,791	35	13,391,432
Non-PREIT Owned	18	6,875,506	2	123,750	6	1,074,358	26	8,073,614
Total	**34**	**14,462,363**	**17**	**5,673,534**	**10**	**1,329,149**	**61**	**21,465,046**

Financial Contents

Selected Financial Information

(Thousands of dollars, except per share amounts)

Funds From Operations

	Year Ended 12/31				
	2002	2001	2000	1999	1998
Net income	$ 23,678	$ 19,789	$ 32,254	$ 20,739	$ 23,185
Minority interest in operating partnership	2,194	2,499	3,627	2,061	1,372
Minority interest in discontinued operations	421	25	157	60	51
Gains on sales of interests in real estate	—	(2,107)	(10,298)	(1,763)	(3,043)
Gains on dispositions of discontinued operations	(4,085)	—	—	—	—
Depreciation and amortization:					
Wholly owned & consolidated partnerships, net	21,151	17,145	14,825	12,743	8,219
Unconsolidated partnerships & joint ventures	7,446	6,264	4,585	4,458	4,011
Discontinued operations	285	406	403	363	396
Excess purchase price over net assets acquired	—	423	291	195	115
Prepayment fee	77	255	—	55	270
Funds from operations (1)	$ 51,167	$ 44,699	$ 45,844	$ 38,911	$ 34,576

Supplemental Information

For wholly-owned properties and the Company's proportionate share of partnerships and joint ventures

	Year Ended 12/31				
	2002	2001	2000	1999	1998
Gross revenues from real estate	$114,599	$100,215	$ 97,447	$ 87,079	$ 59,641
Property operating expenses	(37,548)	(33,037)	(32,251)	(31,375)	(22,080)
Net operating income: wholly-owned properties	77,051	67,178	65,196	55,704	37,561
Company's proportionate share of partnerships and joint ventures net operating income	28,592	23,913	21,102	19,353	18,222
Combined net operating income	105,643	91,091	86,298	75,057	55,783
Company's share of PREIT-RUBIN, Inc. net operating (loss) income	—	—	(4,498)	(2,504)	762
Interest and other income	711	361	1,385	1,144	650
Management fees	11,003	11,336	—	—	—
General and administrative expenses	(24,747)	(23,577)	(4,953)	(3,560)	(3,351)
	92,610	79,211	78,232	70,137	53,844
Interest expense	(41,697)	(35,594)	(34,315)	(30,440)	(18,946)
Depreciation and amortization	(28,857)	(23,634)	(19,668)	(19,300)	(13,969)
PREIT-RUBIN, Inc. income taxes	—	—	—	56	123
Minority interest in operating partnership	(2,194)	(2,499)	(3,627)	(2,061)	(1,372)
Discontinued operations	(269)	198	1,334	584	462
Gains on sales of real estate	4,085	2,107	10,298	1,763	3,043
Net income	$ 23,678	$ 19,789	$ 32,254	$ 20,739	$ 23,185

Mortgage, Bank and Construction Loans Payable

	2002	2001	2000	1999	1998
Wholly-owned properties					
Mortgage notes payable	$319,751	$257,873	$247,449	$266,830	$167,003
Bank loan payable	130,800	98,500	110,300	91,000	135,273
Construction loan payable	—	4,000	24,647	6,804	—
	450,551	360,373	382,396	364,634	302,276
Company's share of partnerships and joint ventures					
Mortgage notes payable	166,728	145,803	111,457	113,670	106,973
Bank and construction loans payable	—	—	30,929	11,149	2,441
Total mortgage, bank and construction loans payable	$617,279	$506,176	$524,782	$489,453	$411,690

(1) Funds from operations ("FFO") is defined as income before gains (losses) on property sales and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP") plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization for financing costs. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating preformance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures reported by other companies.

Consolidated Balance Sheets

(Thousands of dollars, except per share amounts)	As of 12/31 2002	As of 12/31 2001
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 423,046	$ 347,269
Multifamily properties	290,607	254,138
Construction in progress	23,272	32,383
Industrial properties	2,504	2,504
Total investments in real estate	739,429	636,294
Less: Accumulated depreciation	136,733	112,424
	602,696	523,870
Investments in and advances to partnerships and joint ventures, at equity	25,361	27,846
	628,057	551,716
Other assets:		
Cash and cash equivalents	13,553	10,258
Rents and sundry receivables (net of allowance for doubtful accounts of $965 and $727, respectively)	13,243	10,293
Deferred costs, prepaid real estate taxes and expenses, net	48,810	30,361
	$ 703,663	$ 602,628
Liabilities:		
Mortgage notes payable	$ 319,751	$ 257,873
Bank loan payable	130,800	98,500
Construction loan payable	—	4,000
Tenants' deposits and deferred rents	5,046	3,908
Accrued expenses and other liabilities	27,581	21,294
	483,178	385,575
Minority interest	32,472	36,768
Commitments and contingencies		
Shareholders' Equity:		
Shares of beneficial interest, $1 par value per share; 100,000 authorized; issued and outstanding 16,697 and 15,876, respectively	16,697	15,876
Capital contributed in excess of par	216,769	198,398
Deferred compensation	(2,513)	(1,386)
Accumulated other comprehensive loss	(4,366)	(3,520)
Distributions in excess of net income	(38,574)	(29,083)
Total shareholders' equity	188,013	180,285
	$ 703,663	$ 602,628

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(Thousands of dollars, except per share amounts)	Year Ended 12/31 2002	Year Ended 12/31 2001 (restated)	Year Ended 12/31 2000 (restated)
Revenues:			
Real estate revenue			
Base rent	$ 94,636	$ 83,439	$ 78,685
Expense reimbursements	13,068	9,964	8,477
Percentage rent	1,948	1,680	1,369
Lease termination revenue	1,034	1,162	4,926
Other real estate revenues	3,913	3,970	3,990
Total real estate revenue	114,599	100,215	97,447
Management company revenue	11,003	11,336	—
Interest and other income	711	361	1,385
Total revenues	126,313	111,912	98,832
Expenses:			
Property operating expenses:			
Property payroll and benefits	7,819	7,059	6,609
Real estate and other taxes	9,057	7,597	7,030
Utilities	4,282	4,189	4,296
Other operating expenses	16,390	14,192	14,316
Total property operating expenses	37,548	33,037	32,251
Depreciation and amortization	21,411	17,370	15,083
General and administrative expenses:			
Corporate payroll and benefits	14,138	13,286	2,703
Other general and administrative expenses	10,609	10,291	2,250
Total general and administrative expenses	24,747	23,577	4,953
Interest expense	28,000	24,485	23,355
Total expenses	111,706	98,469	75,642
	14,607	13,443	23,190
Equity in income of PREIT - RUBIN, Inc.	—	—	(6,307)
Equity in income of partnerships and joint ventures	7,449	6,540	7,366
Gains on sales of interests in real estate	—	2,107	10,298
Income before minority interest and discontinued operations	22,056	22,090	34,547
Minority interest in operating partnership	(2,194)	(2,499)	(3,627)
Income from continuing operations	19,862	19,591	30,920
Income from discontinued operations	152	223	1,491
Minority interest in discontinued operations	(421)	(25)	(157)
Gains on sales of interests in real estate	4,085	—	—
Income from discontinued operations	3,816	198	1,334
Net Income	$ 23,678	$ 19,789	$32,254

See accompanying notes to consolidated financial statements.

Earnings Per Share

	Year Ended 12/31 2002	Year Ended 12/31 2001	Year Ended 12/31 2000
Basic earnings per share			
Income from continuing operations	$ 1.23	$ 1.34	$ 2.31
Income from discontinued operations	0.24	0.01	0.10
Net income per share–basic	$ 1.47	$ 1.35	$ 2.41
Diluted earnings per share			
Income from continuing operations	$ 1.21	$ 1.34	$ 2.31
Income from discontinued operations	0.23	0.01	0.10
Net income per share–diluted	$ 1.44	$ 1.35	$ 2.41

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2002, 2001 and 2000

(Thousands of dollars, except per share amounts)	Shares of Beneficial $1 Par	Capital Contributed in Excess of Par	Deferred Compensation	Accumulated Other Comprehensive Loss	Distributions In Excess Of Net Income	Total Shareholders' Equity
Balance, January 1, 2000	$ 13,338	$ 145,697	$ —	$ —	($ 25,623)	$ 133,412
Net income	—	—	—	—	32,254	32,254
Shares issued upon exercise of options	13	211	—	—	—	224
Shares issued upon conversion of operating partnership units	116	2,588	—	—	—	2,704
Shares issued under share purchase plans	43	601	—	—	—	644
Shares issued under equity incentive plan, net of retirements	118	2,020	(2,162)	—	—	(24)
Amortization of deferred compensation	—	—	350	—	—	350
Distributions paid to shareholders ($1.92 per share)	—	—	—	—	(25,658)	(25,658)
Balance, December 31, 2000	$ 13,628	$ 151,117	($ 1,812)	$ —	($19,027)	$ 143,906
Comprehensive Income:						
Net income	—	—	—	—	19,789	19,789
Other comprehensive loss	—	—	—	(3,520)	—	(3,520)
Total comprehensive income						16,269
Shares issued under equity offering	2,000	42,274	—	—	—	44,274
Shares issued upon exercise of options	7	129	—	—	—	136
Shares issued upon conversion of operating partnership units	130	2,730	—	—	—	2,860
Shares issued under share purchase plans	47	855	—	—	—	902
Shares issued under equity incentive plan, net of retirements	64	1,293	(730)	—	—	627
Amortization of deferred compensation	—	—	1,156	—	—	1,156
Distributions paid to shareholders ($2.04 per share)	—	—	—	—	(29,845)	(29,845)
Balance, December 31, 2001	$ 15,876	$ 198,398	($ 1,386)	($ 3,520)	($ 29,083)	$ 180,285
Comprehensive Income:						
Net income	—	—	—	—	23,678	23,678
Other comprehensive income	—	—	—	566	—	566
Hedging activity attributable to development activities	—	—	—	(1,412)	—	(1,412)
Total comprehensive income						22,832
Shares issued upon exercise of options	121	2,421	—	—	—	2,542
Shares issued upon conversion of operating partnership units	316	7,087	—	—	—	7,403
Shares issued under distribution reinvestment and share purchase plan	249	5,884	—	—	—	6,133
Shares issued under share purchase plans	17	326	—	—	—	343
Shares issued under equity incentive plan, net of retirements	118	2,653	(3,137)	—	—	(366)
Amortization of deferred compensation	—	—	2,010	—	—	2,010
Distributions paid to shareholders ($2.04 per share)	—	—	—	—	(33,169)	(33,169)
Balance, December 31, 2002	$ 16,697	$ 216,769	($ 2,513)	($ 4,366)	($ 38,574)	$ 188,013

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of dollars)	Year Ended 12/31 2002	Year Ended 12/31 2001	Year Ended 12/31 2000
Cash Flows from Operating Activities:			
Net income	$ 23,678	$ 19,789	$ 32,254
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest, net of distributions	—	—	667
Depreciation and amortization	21,411	17,974	15,661
Amortization of deferred financing costs	1,156	672	494
Provision for doubtful accounts	837	533	752
Amortization of deferred compensation	2,010	1,156	350
Gains on sales of interests in real estate	(4,085)	(2,107)	(10,298)
Equity in loss of PREIT-RUBIN, Inc.	—	—	6,307
Change in assets and liabilities,			
Net change in other assets	(19,078)	(5,615)	(3,351)
Net change in other liabilities	2,612	5,253	1,637
Net cash provided by operating activities	28,541	37,655	44,473
Cash Flows from Investing Activities:			
Investments in wholly-owned real estate	(25,206)	(14,463)	(24,886)
Investments in construction in progress	(10,043)	(29,234)	(25,657)
Investments in partnerships and joint ventures	(1,686)	(1,732)	(5,093)
Investments in and advances to PREIT-RUBIN, Inc.	—	—	(5,036)
Cash distributions from partnerships and joint ventures in excess of equity in income	3,958	8,232	1,338
Cash proceeds from sales of interests in partnerships	—	3,095	2,940
Cash proceeds from sales of wholly-owned real estate	8,930	7,058	20,044
Net cash received from PREIT-RUBIN, Inc.	—	1,616	—
Net cash used in investing activities	(24,047)	(25,428)	(36,350)
Cash Flows from Financing Activities:			
Principal installments on mortgage notes payable	(5,014)	(4,575)	(4,440)
Proceeds from mortgage notes payable	12,800	15,000	—
Proceeds from construction loan payable	—	—	17,843
Repayment of mortgage notes payable	(13,039)	—	(14,942)
Repayment of construction loan payable	(4,000)	(20,647)	—
Net (payment) borrowing from revolving credit facility	32,300	(11,800)	19,300
Payment of deferred financing costs	(154)	(432)	(1,594)
Shares of beneficial interest issued, net of issuance costs	10,784	48,348	294
Distributions paid to shareholders	(33,169)	(29,845)	(25,658)
Distributions paid to OP unit holders and minority partners, in excess of minority interest	(1,707)	(4,109)	—
Net cash used in financing activities	(1,199)	(8,060)	(9,197)
Net change in cash and cash equivalents	3,295	4,167	(1,074)
Cash and cash equivalents, beginning of period	10,258	6,091	7,165
Cash and cash equivalents, end of period	$ 13,553	$ 10,258	$ 6,091

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000

1. / Summary of Significant Accounting Policies

Nature of Operations I Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (collectively with its subsidiaries, the "Company"), is a fully integrated, self-administered and self-managed real estate investment trust ("REIT"), founded in 1960, which acquires, develops, redevelops and operates retail, multifamily and industrial properties. Substantially all of the Company's properties are located in the Eastern United States, with concentrations in the Mid-Atlantic states and in Florida.

The Company's interest in its properties is held through PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2002, the Company held a 90.4% interest in the Operating Partnership.

Pursuant to the terms of the partnership agreement, each of the other limited partners of the Operating Partnership has the right to convert his/her interest in the Operating Partnership into cash or, at the election of the Company, into shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the interest in the Operating Partnership and in some cases immediately.

Investment in PREIT-RUBIN, Inc. I As of December 31, 2000, the Operating Partnership held a 95% economic interest in PREIT-RUBIN, Inc. ("PRI") through its ownership of 95% of PRI's stock, which represented all of the nonvoting common stock of PRI.

Effective January 1, 2001, in exchange for Company shares valued at approximately $0.5 million, the Operating Partnership acquired the 5% minority interest representing all of the voting common stock in PRI, which is now 100% owned by the Operating Partnership. Also effective January 1, 2001, PRI was converted to a Taxable REIT Subsidiary, as defined under the Internal Revenue Code. As a Taxable REIT Subsidiary, PRI is able to pursue certain business opportunities not previously available under the rules governing REITs. On January 1, 2001, the Company also formed PREIT Services, LLC ("PREIT Services") for the purpose of managing the Company's properties that were previously managed by PRI.

The Company's investment in PRI was accounted for using the equity method of accounting through December 31, 2000. See Note 4 for further discussion. The excess of the Company's investment over the underlying equity in the net assets of PRI ($16.7 million at December 31, 2002) was amortized using a 35 year life. Effective January 1, 2002, this amount is no longer amortized (see Goodwill and Other Intangible Assets, below).

Consolidation I The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and ventures and reflects the remaining interest in the Operating Partnership as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with current year presentations.

Partnership and Joint Venture Investments I The Company accounts for its investment in partnerships and joint ventures which it does not control using the equity method of accounting. These investments, which represent 30% to 60% noncontrolling ownership interests at December 31, 2002, are recorded initially at the Company's cost and subsequently adjusted for the Company's net equity in income and cash contributions and distributions.

Statements of Cash Flows I The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Cash paid for interest, net of amounts capitalized, was $27.7 million, $23.7 million and $24.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, cash and cash equivalents totaling $13.6 million and $10.3 million, respectively, included tenant escrow deposits of $0.9 million and $1.0 million, respectively.

Significant Non-Cash Transactions I The Company assumed long-term debt in the amount of $9.6 million and $5.7 million resulting from property acquisitions in 2002 and 2000. There were no property acquisitions in 2001.

Real Estate Acquisitions I The Company has adopted the provisions of SFAS 141, Business Combinations. This statement makes significant changes to the accounting for business combinations, goodwill, and intangible assets. Among other provisions, SFAS 141 requires that a portion of the purchase price of real estate acquisitions be assigned to the fair value of an intangible asset for above market operating leases or a liability for below market operating leases. The origination intangible asset represents the fair value of the cost of acquiring leases with existing tenants in place. Management reviews the carrying value of intangible assets for impairment on an annual basis. The market value represents the amount by which future cash flows under the contractual lease terms are either above or below market at the date of acquisition. Such intangible assets or liabilities are then required to be amortized into revenue over the remaining life of the related leases. Above or below market leases are computed utilizing a discounted cash flow model.

Capitalization of Costs I It is the Company's policy to capitalize interest and real estate taxes related to properties under development and to depreciate these costs over the life of the related assets. For the years ended December 31, 2002, 2001 and 2000, the Company capitalized interest of $0.7 million, $2.0 million and $3.3 million, respectively, and real estate taxes of $0.1 million, $0.1 million and $0.3 million, respectively.

The Company capitalizes as deferred costs certain expenditures related to the financing and leasing of certain properties. Capitalized financing costs are amortized over the term of the related loans and leasing commissions are amortized over the term of the related leases.

The Company records certain deposits associated with planned future purchases of real estate as assets when paid. These deposits are transferred to the properties upon consummation of the transaction. The Company capitalizes certain internal costs associated with properties held for future development. These costs were approximately $0.7 million, $0.1 million and $0.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company capitalizes repairs and maintenance costs that extend the useful life of the asset and that meet certain minimum cost thresholds. Costs that do not meet these thresholds, or do not extend the asset lives, are expensed as incurred.

Real Estate I The Company, for financial reporting purposes, depreciates its buildings, equipment and leasehold improvements over their estimated useful lives of 3 to 50 years, using the straight-line method of depreciation. Depreciation expense was $21.4 million, $17.4 million and $15.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. For federal income tax purposes, the Company uses the straight-line method of depreciation and the useful lives prescribed by the Internal Revenue Code.

Land, buildings and fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture / Fixtures	3-10 years
Tenant Improvements	Lease term

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. If the Company were to lengthen the expected useful life of a particular asset, it would be depreciated over more years, and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires management to make estimates as to the recoverability of such assets.

Gains from sales of real estate properties generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66 - "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

Long Lived Assets I Statement of Financial Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, provides a single accounting model for long-lived assets as held-for-sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not materially affect the Company's consolidated financial statements.

When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs of such assets. If, in management's opinion, the net sales price of the assets that have been identified for sale is less than the net book value of the assets, a valuation allowance is established.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell, and are no longer depreciated. The other assets and liabilities related to assets classified as held-for-sale are presented separately in the consolidated balance sheet.

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows - undiscounted and without interest charges - to be generated by the property are less than the carrying value of the property. These estimates consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range is estimated. The determination of undiscounted cash flows requires significant estimates by management and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

Prior to adoption of SFAS 144, the Company accounted for the impairment of long-lived assets in accordance with SFAS 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

Derivative Financial Instruments I The Company accounts for its derivative financial instruments under Statement of Financial Accounting Standard's ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." Specifically, SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as an effective hedge for accounting purposes and, if so, the nature of the hedging activity.

Income Taxes I The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified. Accordingly, no provision for federal income taxes has been reflected in the accompanying consolidated financial statements.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has in the past distributed a substantial portion of its taxable income in the subsequent fiscal year and may also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2002 or 2001, as no tax was due in those years. A provision for excise tax of $0.2 million was recorded for the year ended December 31, 2000.

The tax status of per share distributions paid to shareholders was composed of the following for the years ended December 31, 2002, 2001, and 2000:

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Ordinary income	$ 1.83	$ 1.80	$ 1.14
Capital gains	0.08	0.24	0.78
Return of capital	0.13	—	—
	$ 2.04	$ 2.04	$ 1.92

PRI is subject to federal, state and local income taxes. The operating results of PRI include a provision or benefit for income taxes. Tax benefits are recorded by PRI to the extent realizable.

The aggregate cost for federal income tax purposes of the Company's investment in real estate was approximately $672 million and $581 million at December 31, 2002 and 2001, respectively.

Fair Value of Financial Instruments | Carrying amounts reported on the balance sheet for cash, accounts receivable, accounts payable and accrued expenses, and borrowings under the Credit Facility approximate fair value due to the nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures. The estimated fair value for fixed rate debt is based on the borrowing rates available to the Company for fixed rate mortgages payable with similar terms and average maturities. The Company's variable rate debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets. Although management is not aware of any factors that would significantly affect these fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Revenue Recognition | The Company derives over 90% of its revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities) and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The difference between base rent and straight-line rent is a non-cash increase or decrease to rental income. The straight-line rent adjustment increased revenue by approximately $1.0 million in 2002, $0.8 million in 2001 and $1.2 million in 2000. Certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Percentage rents are recorded after annual tenant sales targets are met. Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Deferred revenue represents rental revenue received from tenants prior to their due dates. Expense reimbursement payments generally are made monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. These increases/ decreases are non-cash changes to rental income. In 2002, the Company accrued $0.6 million of income because reimbursable expense levels were greater than amounts billed. Shortly after the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is credited or billed to the tenant, depending on whether the tenant paid too much or too little during the year. Termination fee income is recognized in the period when a termination agreement is signed. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is recognized when it is received.

The Company's other significant source of revenues comes from management activities, including property management, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity. These activities collectively are referred to as "management fees" in the consolidated statement of income. There are no significant cash versus accrual differences for these activities.

No tenant represented 10% or more of the Company's rental revenue in any period presented.

Use of Estimates | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill and Other Intangible Assets | On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the Company to cease amortizing goodwill as of June 30, 2001, effective January 1, 2002.

Under SFAS No. 142, the Company will conduct an annual review of the goodwill balances for impairment and determine whether any adjustments to the carrying value of goodwill are required. The Company's other assets on the accompanying consolidated balance sheets at December 31, 2002 and December 31, 2001 include $16.7 million and $12.9 million, respectively (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

The impact of goodwill amortization recorded in 2001 and 2000 is as follows (thousands of dollars, except per share data):

	Year Ended 12/31/01	Year Ended 12/31/00
Net income	$ 19,789	$ 32,254
Impact of goodwill amortization	140	76
Adjusted net income	$ 19,929	$ 32,330
Basic earnings per share	$ 1.35	$ 2.41
Impact of goodwill amortization	0.01	0.01
Adjusted basic earnings per share	$ 1.36	$ 2.42
Diluted earnings per share	$ 1.35	$ 2.41
Impact of goodwill amortization	0.01	0.01
Adjusted diluted earnings per share	$ 1.36	$ 2.42

Off Balance Sheet Arrangements | The Company has a number of off balance sheet joint ventures and other unconsolidated arrangements with varying structures described more fully in Note 3 below. All of these arrangements are accounted for under the equity method because the Company has the ability to exercise significant influence, but not control over the operating and financial decisions of the joint ventures. Accordingly, the Company's share of the earnings of these joint ventures and companies is included in consolidated net income.

To the extent that the Company contributes assets to a joint venture, the Company's investment in the joint venture is recorded at the Company's cost basis in the assets that were contributed to the joint venture. To the extent that the Company's cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and reflected in the Company's share of equity in net income of joint ventures.

Discontinued Operations | The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of a business. Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, the sale of a retail or industrial property is now considered a discontinued operation. In addition, properties classified as held for sale are considered discontinued operations. The Company generally considers assets to be held for sale when the transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. Accordingly, the results of operations of operating properties disposed of or classified as held for sale subsequent to January 1, 2002 for which the Company has no significant continuing involvement, are reflected as discontinued operations. Properties classified in this manner for 2002 were reclassified as such in the accompanying Statements of Operations for each of the three years ended December 31, 2002. Interest expense, which is specifically identifiable to the property, is used in the computation of interest expense attributable to discontinued operations. Certain prior periods amounts have been restated to conform with current year presentation in accordance with SFAS No. 144. Please refer to Note 2 below for a description of the properties included in discontinued operations as of December 31, 2002.

Stock-Based Compensation Expense | Effective January 1, 2003, the Company adopted the expense recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company values stock options issued using the Black-Scholes option-pricing model and recognizes this value as an expense over the period in which the options vest. Under this standard, recognition of expense for stock options is prospectively applied to all options granted after the beginning of the year of adoption. Prior to 2003, the Company followed the intrinsic method set forth in APB Opinion 25, Accounting for Stock Issued to Employees. The compensation expense associated with the stock options is included in general and administrative expenses in the accompanying consolidated statements of operations.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123" amended FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, compensation cost will be recognized in 2003 as if the recognition provisions of SFAS No. 123 had been applied from the date of adoption. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (thousands of dollars, except per share amounts).

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Net Income	$ 23,678	$ 19,789	$ 32,254
Add: Stock-based employee compensation expense included in reported net income	2,008	1,156	350
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,159)	(1,306)	(499)
	$ 23,527	$ 19,639	$ 32,105
Earnings per share:			
Basic–as reported	$ 1.47	$ 1.35	$ 2.41
Basic–pro forma	$ 1.46	$ 1.34	$ 2.40
Diluted–as reported	$ 1.44	$ 1.35	$ 2.41
Diluted–pro forma	$ 1.44	$ 1.34	$ 2.40

Recent Accounting Pronouncements I In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees; including Guarantees of Indebtedness of Others." This interpretation requires that a liability be recognized at the inception of a guarantee issued or modified after December 31, 2002 whether or not payment under the guarantee is probable. For guarantees entered into prior to December 31, 2002, the interpretation requires certain information related to the guarantees be disclosed in the guarantor's financial statements. The disclosure requirements of this interpretation are effective for fiscal years ending after December 15, 2002. In the normal course of business, the Company has guaranteed certain indebtedness of others. These guarantees have historically been disclosed by the Company. Therefore the impact of the disclosure requirements will not be material to the Company's financial condition. The impact of adoption of the recognition provisions is not expected to be material to the Company's financial condition or results of operations as the Company historically has provided guarantees on a limited basis.

In January 2003, the FASB issued Financial Interpretation No. 46, ("FIN No. 46"), "Consolidation of Variable Interest Entities." The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and applies to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. FIN No. 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The impact of FIN No. 46 is not expected to be material to the Company's results of operations or shareholders' equity.

During 2002, the FASB issued SFAS Nos. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), and No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company has historically incurred these costs and expects it will continue to incur these costs as it refinances term debt prior to its maturity. The Company adopted this accounting standard effective December 31, 2002. SFAS No. 146 addresses financial accounting and reporting for exit and disposal costs. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The impact of the adoption of SFAS No. 146 is not expected to be material to the Company's financial condition or results of operations.

2. / Real Estate Activities

Investments in real estate as of December 31, 2002 and 2001 are comprised of the following (in thousands):

	Year Ended 12/31/02	Year Ended 12/31/01
Buildings and improvements	$ 608,544	$ 519,864
Land	130,885	116,430
	739,429	636,294
Accumulated depreciation	(136,733)	(112,424)
Net investments in real estate	$ 602,696	$ 523,870

Acquisitions I In April 2002, the Company purchased Beaver Valley Mall located in Monaca, Pennsylvania for a purchase price of $60.8 million. The purchase was financed primarily through a $48.0 million mortgage and a $10.0 million bank borrowing. The bank borrowing was subsequently repaid. Also in 2002, the Company exercised an option to purchase a portion of the land on which Beaver Valley Mall is situated for $0.5 million.

Pro forma revenues, net income, basic net income per share and diluted net income per share for the twelve month periods ended December 31, 2002 and 2001, reflecting the purchase of Beaver Valley Mall as if the purchase took place at the beginning of the respective periods indicated, are presented below. The unaudited pro forma information presented within this footnote is not necessarily indicative of the results which actually would have occurred if the acquisition had been completed at the beginning of the respective periods indicated, nor does the pro forma information purport to represent the results of operations for future periods (thousands of dollars, except per share data):

	Year Ended 12/31/02	Year Ended 12/31/01
Revenues	$ 129,136	$ 122,907
Net income	$ 24,274	$ 22,444
Net income per share–basic	$ 1.50	$ 1.53
Net income per share–diluted	$ 1.48	$ 1.53

With respect to the Beaver Valley Acquisition, the Company recorded in other assets on the accompanying consolidated balance sheet an intangible asset related to the origination value of acquired leases of $1.8 million and a net intangible asset of $1.0 million for market values of acquired leases. Amortization expense recorded during the period ended December 31, 2002 for the origination value of acquired leases totaled $0.2 million. The amortization of market leases resulted in a net reduction in rental income of $0.1 million during the period ended December 31, 2002.

The Beaver Valley Mall acquisition was accounted for by the purchase method of accounting. Beaver Valley Mall's results of operations have been included from its purchase date.

In July 2002, pursuant to the Contribution Agreement entered into in connection with the acquisition of The Rubin Organization in September 1997, the Company acquired the 11% interest in Northeast Tower Center that it did not previously own. This property is a retail power center located in Philadelphia, Pennsylvania. The purchase price for the acquisition consisted of 24,337 units of limited partnership interest in the Operating Partnership, valued at $0.6 million.

In October 2002, the Company acquired the 50% interest in Regency Lakeside Apartments that the Company did not previously own and consolidated the results of this property from the date of acquisition. The Company paid approximately $14.2 million for the interest, including $9.6 million in the form of an assumed mortgage, $2.5 million borrowed under its Credit Facility and $2.1 million in cash. Amounts related to the assumed mortgage have been excluded from the statements of cash flows as non-cash items.

In 2000, the Company entered into an agreement giving it a partnership interest in Willow Grove Park, a 1.2 million square foot regional mall in Willow Grove, Pennsylvania. Under the agreement, the Company was responsible for the expansion of the property to include a new Macy's store and decked parking. In June 2002, the Company contributed the expansion asset to the partnership. The total cost of the expansion was $16.6 million. As a result of this contribution, the Company increased its capital interest in the partnership that owns Willow Grove Park to 30% and its management interest in the partnership to 50%, and became the managing general partner of the partnership.

During 2000, the Company acquired the 35% interest that it did not previously own in Emerald Point, a multifamily property located in Virginia Beach, Virginia. The Company paid approximately $11.0 million for the interest, including $5.7 million in assumed debt and $5.3 million borrowed under its Credit Facility.

Dispositions | In July 2002, the Company sold Mandarin Corners shopping center in Jacksonville, Florida for $16.3 million. The Company recorded a gain on the sale of approximately $4.1 million. In accordance with the provisions of SFAS No.144, the operating results and gain on sale of Mandarin Corners shopping center are included in discontinued operations for all periods presented, and the Company has restated the financial statements for 2001 and 2000 to present the comparative results as discontinued operations.

In January 2001, a partnership in which the Company owns a 50% interest sold an undeveloped parcel of land adjacent to the Company-owned Metroplex Shopping Center in Plymouth Meeting, Pennsylvania, for approximately $7.6 million. The Company recorded a nominal gain on the land sale.

In March 2001, the Company sold its interest in Ingleside Shopping Center, located in Thorndale, Pennsylvania for $5.1 million. The Company recorded a gain on the sale of the property of approximately $1.8 million.

In May 2001, the Company sold a parcel of land at Paxton Towne Centre in Harrisburg, Pennsylvania for $6.3 million resulting in a gain of $1.3 million.

In June 2001, the Company sold a parcel of land at Commons of Magnolia in Florence, South Carolina. The Company received cash at the closing of approximately $1.3 million, and after the completion of the project, received a development fee of $1.5 million for the construction of the store that was built on the site, for total proceeds from the transaction, of $2.8 million. The Company recorded a loss on this transaction of $1.0 million.

During 2000, the Company sold Forestville Shopping Center, Valley View Shopping Center, CVS Warehouse and Distribution Center, and its 50% interest in Park Plaza Shopping Center. Total proceeds from these sales were approximately $23.0 million. The property sales resulted in gains totaling approximately $10.3 million.

Discontinued Operations | In accordance with SFAS No. 144, the Company has restated its statements of operations for 2001 and 2000 to present as discontinued operations the operating results of Mandarin Corners, which was sold in 2002, and in which the Company does not have significant continuing involvement.

The following table summarizes revenue and expense information for Mandarin Corners (thousands of dollars):

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Real estate revenues	$1,005	$1,670	$3,024
Expenses:			
Property operating expenses	189	365	424
Depreciation and amortization	285	478	531
Interest expense	379	604	578
Total expenses	853	1,447	1,533
Income from discontinued operations before gain on sale and minority interest	152	223	1,491
Gain on sale	4,085	—	—
Minority interest	(421)	(25)	(157)
Income from discontinued operations	$3,816	$ 198	$1,334

Development Activity I As of December 31, 2002, the Company has capitalized $10.1 million for development activities for properties under construction. Of this amount, $8.6 million is included in deferred costs and other assets in the accompanying consolidated balance sheets, and the remaining $1.5 million is included in investments in and advances to partnerships and joint ventures. The Company capitalizes direct costs associated with development activities such as legal fees, interest, real estate taxes, certain internal costs, surveys, civil engineering surveys, environmental testing costs, traffic and feasibility studies and deposits on land purchase contracts. Deposits on land purchase contracts were $1.9 million at December 31, 2002, of which $0.5 million was refundable and $1.4 million was non-refundable.

3. / Investments in Partnerships & Joint Ventures

The following table presents summarized financial information of the equity investments in the Company's 15 unconsolidated partnerships and joint ventures as of December 31, 2002 and 2001(thousands of dollars):

	Year Ended 12/31/02	Year Ended 12/31/01
Assets		
Investments in real estate, at cost:		
Retail properties	$ 457,532	$ 444,534
Multifamily properties	29,458	57,281
Construction in progress	1,506	5,986
Total investments in real estate	488,496	507,801
Less: Accumulated depreciation	93,004	86,356
	395,492	421,445
Cash and cash equivalents	8,982	4,390
Deferred costs, prepaid real estate taxes and other, net	36,734	51,666
Total assets	441,208	477,501
Liabilities and Partners' Equity		
Mortgage notes payable	381,872	401,193
Other liabilities	16,977	18,036
Total liabilities	398,849	419,229
Net equity	42,359	58,272
Less: Partners' share	17,103	30,576
Company's share	25,256	27,696
Advances	105	150
Investment in and advances to partnerships and joint ventures[1]	$ 25,361	$ 27,846

(1) Amounts include $20.7 million and $21.2 million at December 31, 2002 and 2001, respectively, of joint venture investments with deficit balances. These deficit balances are primarily the result of distributions received by the Company in excess of its investment and its equity in income of the joint ventures.

Mortgage notes payable, which are secured by 13 of the joint venture properties, are due in installments over various terms extending to the year 2016 with interest rates ranging from 6.55% to 8.39% and a weighted average interest rate of 7.68% at December 31, 2002. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows (thousands of dollars):

Year Ended 12/31	Principal Amortization	Balloon Payments	Total
2003	$ 2,199	$ 8,832	$ 11,031
2004	2,414	—	2,414
2005	2,646	—	2,646
2006	3,534	53,943	57,477
2007	2,278	—	2,278
2008 and thereafter	7,386	83,496	90,882
	$ 20,457	$ 146,271	$ 166,728

The liability under each mortgage note is limited to the particular property, except $5.5 million of the mortgage at Laurel Mall, which is guaranteed by Laurel Mall's partners, including the Company.

The Company is the managing general partner of the partnership that owns Willow Grove Park. With respect to the partnership's quarterly cash flow, the Company's joint venture partner is first entitled to a 9% cumulative return on its 70% interest in the partnership, and the Company is then entitled to a 9% cumulative return on its 30% interest. Any remaining cash flow is divided equally between the Company and its joint venture partner. Upon a refinancing, sale of assets or dissolution of the partnership, the proceeds are first allocated between the Company and its joint venture partner in proportion to their capital accounts until each party receives its adjusted capital balance. Any remaining funds are distributed first to the Company's joint venture partner until it has received a 12% internal rate of return on its investment, and then to the Company until the Company has received a 12% internal rate of return on its investment. Any further remaining funds in the case of a refinancing or sale of assets are shared equally between the Company and its joint venture partner or, in the case of a dissolution, are shared by the Company and its joint venture partner according to their respective positive capital account balances.

The Company has an option to acquire the interest of its joint venture partner in the partnership that owns Willow Grove Park in 2003 at a price equal to a 12% internal rate of return on its joint venture partner's investment in the partnership. If the Company does not elect to acquire this interest in 2003, then its joint venture partner will have an option to exchange its interest in the partnership that owns Willow Grove Park for the Company's interest in Paxton Towne Centre, a shopping center located in Harrisburg, Pennsylvania. If the Company's joint venture partner exercises this option, the value of (i) the net operating income of Paxton Towne Centre for the preceding twelve months capitalized at 9% will be compared with (ii) the amount required to achieve a 12% internal rate of return on the Company's joint venture partner's investment in the Willow Grove partnership. If (i) is greater than (ii), then the Company's joint venture partner will pay the difference to the Company in cash. If (ii) is greater than (i), then the Company will pay the difference to its joint venture partner in cash.

The following table summarizes the Company's equity in income for the years ended December 31, 2002, 2001 and 2000 (thousands of dollars):

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Gross revenues from real estate	$ 97,903	$ 94,272	$ 80,303
Expenses:			
Property operating expenses	33,868	33,981	27,267
Interest expense	31,417	30,229	25,477
Refinancing prepayment penalty	—	510	—
Depreciation and amortization	17,434	16,363	12,436
Total expenses	82,719	81,083	65,180
Net income	15,184	13,189	15,123
Partners' share	(7,735)	(6,649)	(7,757)
Company's share of equity in income of partnerships and joint ventures	$ 7,449	$ 6,540	$ 7,366

The Company has a 50% partnership interest in Lehigh Valley Mall Associates which is included in the amounts above. Summarized financial information as of December 31, 2002, 2001 and 2000 for this investment, which is accounted for by the equity method, is as follows (thousands of dollars):

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Total assets	$ 18,882	$ 19,729	$ 21,148
Mortgages payable	48,520	49,599	50,596
Revenues	18,180	18,076	17,295
Property operating expenses	6,225	6,678	5,888
Interest expense	3,868	3,957	4,068
Net income	7,287	6,690	6,565
Company's share of equity in income of partnership	3,644	3,345	3,282

4. / Investment in PREIT-RUBIN, Inc.

PRI is responsible for various activities, including management, leasing and real estate development of properties on behalf of third parties. Prior to January 1, 2001, PRI also provided these services to certain of the Company's properties. The Company did not pay management, leasing or development fees to PRI in 2002 or 2001 because it became a consolidated entity on January 1, 2001. Effective January 1, 2001, management services previously provided by PRI for certain of the Company's properties are provided by PREIT Services, which is 100% owned by the Company. Management fees paid by the Company's properties to PRI were included in property operating expenses in the accompanying consolidated statements of income for the year ended December 31, 2000 and amounted to $0.9 million. The Company's properties also paid leasing and development fees to PRI totaling $1.3 million for the year ended December 31, 2000. The Company has recorded additional purchase price in connection with its acquisition of The Rubin Organization (see Note 11).

Summarized financial information for PRI as of and for the year ended December 31, 2000 is as follows (2002 and 2001 information is not presented because PRI was consolidated effective January 1, 2001) (thousands of dollars):

	Year Ended 12/31/00
Management fees	$ 3,739
Leasing commissions	4,113
Development fees	617
Other revenues	3,620
Total revenue	$ 12,089
Net loss	$ (6,624)
Company's share of net loss	$ (6,307)

5. / Mortgage Notes, Bank and Construction Loans Payable

Mortgage Notes Payable | Mortgage notes payable, which are secured by 19 of the Company's wholly owned properties, are due in installments over various terms extending to the year 2025 with interest at rates ranging from 4.70% to 8.70% and a weighted average interest rate of 7.32% at December 31, 2002. Principal payments are due as follows (thousands of dollars):

Year Ended 12/31	Principal Amortization	Balloon Payments	Total
2003	$ 4,723	$ 6,201	$ 10,924
2004	4,939	—	4,939
2005	5,355	12,500	17,855
2006	5,762	—	5,762
2007	4,341	75,482	79,823
2008 and thereafter	17,801	182,647	200,448
	$ 42,921	$ 276,830	$ 319,751

The fair value of the mortgage notes payable was approximately $347.7 million at December 31, 2002 based on year-end interest rates and market conditions.

Refinancing | In March 2002, the mortgage on Camp Hill Plaza Apartments in Camp Hill, Pennsylvania, was refinanced. The $12.8 million mortgage has a 10-year term and bears interest at the fixed rate of 7.02% per annum. In connection with the refinancing, unamortized deferred financing costs of $0.1 million were written off and reflected as interest expense in the consolidated statements of income.

Credit Facility | In December 2000, the Operating Partnership entered into a Credit Facility that, as of December 31, 2002 consisted of a $200 million revolving credit facility that expires on December 28, 2003. The obligations of the Operating Partnership under the Credit Facility are secured by a pool of properties and have been guaranteed by the Company.

The Credit Facility bears interest at the London Interbank Offered Rate ("LIBOR") plus margins ranging from 130 to 180 basis points, depending on the Company's consolidated Leverage Ratio, as defined by the Credit Facility.

As of December 31, 2002, the Credit Facility was secured by eleven of the Company's existing retail and industrial properties. The Credit Facility contains covenants and agreements which affect, among other things, the amount of permissible borrowings and other liabilities of the Company. The initial term of the Credit Facility may be extended for an additional year with the lenders' approval.

As of December 31, 2002 and 2001, $130.8 million and $98.5 million respectively, was outstanding on the Credit Facility. The weighted average interest rate based on amounts borrowed on the Company's credit facilities was 3.43%, 5.84% and 8.07% for the years ended December 31, 2002, 2001 and 2000, respectively. The interest rate at December 31, 2002 was 3.07%. Derivative instruments fixed the base interest rate on $75.0 million of the $130.8 million outstanding at December 31, 2002 (see Note 6).

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis: (1) a maximum Leverage Ratio of 65%; (2) a maximum Borrowing Base Value (as defined in the Credit Facility) of 70% under the Credit Facility; (3) a minimum weighted average collateral pool property occupancy of 85%; (4) minimum Tangible Net Worth (as defined in the Credit Facility) of $262 million plus 75% of cumulative net proceeds from the sale of equity securities; (5) minimum ratios of EBITDA to Debt Service and Interest Expense (as defined in the Credit Facility) of 1.55:1 and 1.90:1, respectively, at December 31, 2002; (6) maximum floating rate debt of $200 million; and (7) maximum commitments for properties under development not in excess of 25% of Gross Asset Value (as defined in the Credit Facility). As of December 31, 2002, the Company was in compliance with all debt covenants.

6. / Derivative Instruments and Hedging Activities

As of January 1, 2001, the adoption of SFAS 133 resulted in derivative instruments reported on the Company's consolidated balance sheet as liabilities of $0.6 million; and an adjustment of $0.6 million to accumulated other comprehensive loss. The Company recorded additional other comprehensive gain of $0.6 million and other comprehensive loss of $3.4 million, respectively, net of minority interest of $0.1 million in each year to recognize the change in value of these derivative instruments during the years ended December 31, 2002 and 2001, respectively.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's leasing income and other financial assets with interest rates on related debt, and to manage the cost of borrowing obligations.

In the normal course of business, the Company uses a variety of derivative financial instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments are effective in reducing interest rate risk exposure. This effectiveness is essential for qualifying for hedge accounting. Instruments that meet hedging criteria are formally designated as hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income in each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period with unrealized gains and losses reported in earnings.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained any material adverse effect on its net income or financial position from the use of derivatives.

To manage interest rate risk, the Company may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. The Company undertakes a variety of borrowings: from lines of credit, to medium- and long-term financings. To limit overall interest cost, the Company may use interest rate instruments, typically interest rate swaps, to convert a portion of its variable rate debt to fixed rate debt, or even a portion of its fixed-rate debt to variable rate debt. Interest rate differentials that arise under these swap contracts are recognized in interest expense over the life of the contracts. The resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. The Company may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated.

The following table summarizes the notional values and fair values of the Company's derivative financial instruments at December 31, 2002. The notional value provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks.

Hedge Type	Notional Value	Interest Rate	Maturity	Fair Value
1.) Swap–Cash Flow	$20.0 million	6.02%	12/15/03	($0.9 million)
2.) Swap–Cash Flow	$55.0 million	6.00%	12/15/03	($2.6 million)

As of December 31, 2002 and 2001, the estimated unrealized loss attributed to the cash flow hedges was $3.5 million and $4.0 million respectively and has been included in other liabilities in the accompanying consolidated balance sheet.

Interest rate hedges that are designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the consolidated balance sheet with a corresponding adjustment to either accumulated other comprehensive income or earnings depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income/loss. Over time, the unrealized gains and losses held in accumulated other comprehensive income/loss will be charged to earnings. This treatment matches the adjustment recorded when the hedged items are also recognized in earnings. Within the next twelve months, the Company expects to incur interest expense of approximately $2.9 million of the current balance held in accumulated other comprehensive income/loss.

For the Company's cash flow hedges, the fair value is recognized temporarily as a component of equity and subsequently recognized in earnings over the hedged transaction as interest expense or depreciation expense over the life of the constructed asset for hedged borrowings associated with development activities. Approximately $1.4 million of the amount in accumulated other comprehensive income is attributable to development activities at December 31, 2002.

7. / Earnings Per Share

Basic Earnings Per Share ("EPS") is based on the weighted average number of common shares outstanding during the year. Diluted EPS is based on the weighted average number of shares outstanding during the year, adjusted to give effect to common share equivalents.

Earnings per share is calculated as follows (in thousands, except per share data):

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Income from continuing operations	$ 19,862	$ 19,591	$ 30,920
Income from discontinued operations	3,816	198	1,334
Net income	$ 23,678	$ 19,789	$ 32,254
Basic earnings per share			
Income from continuing operations	$ 1.23	$ 1.34	$ 2.31
Income from discontinued operations	0.24	0.01	0.10
Net income per share–basic	$ 1.47	$ 1.35	$ 2.41
Diluted earnings per share			
Income from continuing operations	$ 1.21	$ 1.34	$ 2.31
Income from discontinued operations	0.23	0.01	0.10
Net income per share–diluted	$ 1.44	$ 1.35	$ 2.41

A reconciliation between basic and diluted weighted average shares outstanding is shown below (in thousands):

	Year Ended 12/31/02		Year Ended 12/31/01		Year Ended 12/31/00	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding	16,162	16,162	14,657	14,657	13,403	13,403
Effect of unvested restricted shares and share options issued	—	226	—	27	—	—
Total weighted average shares outstanding	16,162	16,388	14,657	14,684	13,403	13,403

8. / Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its officers and employees are eligible to participate. The Plan perm ts eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan for the years ended December 31, 2002, 2001 and 2000 were $274,000, $247,000 and $25,000, respectively.

The Company also maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. The Supplemental Plans provide eligible employees through normal retirement date, as defined in the Supplemental Plans, a benefit amount similar to the amount that would have been received under the provisions of a pension plan that was terminated in 1994. Contributions recorded by the Company under the provisions of this plan were $89,000, $62,000 and $65,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount to the fair market value. In 2002, 2001 and 2000, 17,000, 47,000 and 43,000 shares, respectively, were purchased for total consideration of $0.3 million, $0.9 million and $0.6 million, respectively.

9. / Stock-Based Compensation

The Company has six plans that provide for the granting of restricted stock awards and options to purchase shares of beneficial interest to key employees and nonemployee trustees of the Company. Options are granted at the fair market value of the shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than 10 years from the grant date. Changes in options outstanding are as follows:

	1999 Equity Incentive Plan	Restricted Share Plan for Non-Employee Trustees	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Authorized shares	400,000	50,000	455,000	100,000	400,000	100,000
Available for grant at December 31, 2002	194,211[1]	45,000	—	—	—	64,500

(1) Amount is net of 136,427, 41,036 and 118,500 restricted stock awards issued to certain employees as incentive compensation in 2002, 2001 and 2000, respectively. The restricted stock was awarded at its fair value that ranged from $23.12 to $25.55 per share in 2002, $21.93 to $23.58 per share in 2001 and $18.16 to $18.56 per share in 2000 for a total value of $3.2 million in 2002, $0.7 million in 2001 and $2.2 million in 2000. Restricted stock vests ratably over periods of three to five years. The Company recorded compensation expense of $2.0 million in 2002, $1.2 million in 2001 and $0.4 million in 2000 related to these restricted stock awards.

	Weighted Average Exercise Price	1999 Equity Incentive Plan	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Options outstanding at 1/1/2000	$ 23.19	—	360,000	100,000	346,375	36,500
Options granted	$ 17.84	100,000	—	—	—	12,500
Options exercised	$ 15.94	—	—	—	(12,625)	(4,000)
Options forfeited	$ 21.10	—	—	—	(89,500)	—
Options outstanding at 12/31/2000	$ 22.64	100,000	360,000	100,000	244,250	45,000
Options granted	$ 21.50	—	—	—	—	17,500
Options exercised	$ 19.15	—	—	—	—	(7,125)
Options forfeited	$ 25.06	—	—	—	—	(2,000)
Options outstanding at 12/31/2001	$ 22.64	100,000	360,000	100,000	244,250	53,375
Options exercised	$ 20.37	—	—	—	(95,515)	(1,000)
Options outstanding at 1/1/2002	$ 23.24	100,000	360,000	100,000	148,735	52,375

At December 31, 2002, options for 703,860 shares of beneficial interest with an aggregate exercise price of $16.6 million (average of $23.62 per share) were exercisable.

Outstanding options as of December 31, 2002 have a weighted average remaining contractual life of 4.3 years, a weighted average exercise price of $23.24 per share and an aggregate exercise price of $17.7 million.

The following table summarizes information relating to all options outstanding at December 31, 2002.

	Options Outstanding at December 31, 2002		Options Exercisable at December 31, 2002		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
$ 17.00 – $ 18.99	149,375	$ 17.82	104,375	$ 17.86	5.6
$ 19.00 – $ 20.99	39,000	20.35	38,000	20.36	3.2
$ 21.00 – $ 22.99	49,500	22.31	38,250	22.52	4.4
$ 23.00 – $ 24.99	160,235	24.34	160,235	24.34	1.6
$ 25.00 – $ 25.41	363,000	25.41	363,000	25.41	4.7
	761,110		703,860		

The fair value of each option granted in 2001 and 2000 was estimated on the grant date using the Black-Scholes options pricing model and the assumptions presented below:

	2001	2000
Weighted average fair value	$ 0.52	$ 0.81
Expected life in years	5	5
Risk-free interest rate	4.60%	5.80%
Volatility	12.99%	17.34%
Dividend yield	9.42%	10.04%

No options were granted in 2002.

10. / Operating Leases

The Company's multifamily apartment units are typically leased to residents under operating leases for a period of one year. The Company's retail and industrial properties are leased to tenants under operating leases with various expiration dates extending at the outside of the range to the year 2025.

Future minimum rentals under noncancelable operating leases with terms greater than one year are as follows (in thousands):

Years Ended 12/31	
2003	$ 43,986
2004	42,126
2005	39,286
2006	33,394
2007	30,081
2008 and thereafter	163,416
Total	$ 352,289

The total future minimum rentals as presented do not include amounts that may be received as tenant reimbursements for charges to cover increases in certain operating costs or contingent amounts that may be received as percentage rents.

11. / Commitments and Contingencies

Related Party Transactions I PRI provides management, leasing and development services for partnerships and other ventures in which certain officers of the Company and PRI have either direct or indirect ownership interests. Total revenues earned by PRI for such services were $3.5 million, $2.9 million and $3.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, $0.7 million and $0.3 million, respectively, was due from these affiliates. Of these amounts, approximately $0.6 million and $0.3 million, respectively, were collected subsequent to December 31, 2002 and 2001. PRI holds a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

The Company leases office space from an affiliate of certain officers of the Company. Total rent expense under this lease, which expires in 2010, was $0.9 million, $0.9 million and $0.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Minimum rental payments under this lease are $0.8 million per year from 2003 to 2010.

As of December 31, 2002, 12 executive officers of the Company had employment agreements with terms of two to three years that provided for aggregate base compensation for 2002 of $2.9 million subject to increases as approved by the Company's compensation committee, as well as additional incentive compensation.

Acquisition of The Rubin Organization I In connection with the Company's 1997 acquisition of The Rubin Organization ("TRO") and certain other related property interests, the Company agreed to issue up to 800,000 additional Class A OP units over a five-year period ending September 30, 2002, if certain earnings were achieved. The Company accounts for the issuance of contingent OP units as additional purchase price when such amounts are determinable. Through December 31, 2001, 665,000 contingent OP units had been issued, resulting in additional purchase price of approximately $12.9 million. A special committee of disinterested members of the Company's Board of Trustees will determine whether the remaining 135,000 contingent OP units for the period from January 1, 2002 through September 30, 2002 have been earned, and any related payment will be accounted for as additional purchase price. Issuance of additional Class A OP Units has been excluded from the statements of cash flows as non-cash items.

In connection with certain development properties acquired in the TRO transaction, the Company will be required to issue additional units of limited partnership interest in the Operating Partnership ("OP units") to the former owners of the properties upon final determination by the special committee of the values attributable to the properties.

Development Activities I The Company is involved in a number of development and redevelopment projects which may require equity funding by the Company, or third-party debt or equity financing. In each case, the Company will evaluate the financing opportunities available to it at the time the project requires funding. In cases where the project is undertaken with a joint venture partner, the Company's flexibility in funding the project may be governed by the joint venture agreement or the covenants existing in its line of credit, which limit the Company's involvement in joint venture projects. At December 31, 2002, the Company had approximately $15.0 million committed to complete current development and redevelopment projects, which is expected to be financed through the Company's Credit Facility or through short-term construction loans.

Legal Actions I In the normal course of business, the Company becomes involved in legal actions relating to the ownership and operations of its properties and the properties it manages for third parties. In management's opinion, the resolutions of these legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

Environmental I The Company's management is aware of certain environmental matters at some of the Company's properties, including ground water contamination, above-normal radon levels and the presence of asbestos containing materials and lead-based paint. The Company has, in the past, performed remediation of such environmental matters, and the Company's management is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. The Company's management can make no assurances that the amounts that have been reserved for these matters of $0.1 million will be adequate to cover future environmental costs.

Guarantees I
The Company has provided the following guarantees:

- The Company has guaranteed $5.5 million of the mortgage at Laurel Mall, an unconsolidated joint venture.
- The Company has guaranteed the amounts outstanding under the credit facility ($130.8 million at December 31, 2002).
- The Company has provided tax protection of up to approximately $5.0 million related to the August 1998 acquisition of the Woods Apartments for a period of eight years ending in August 2006. The seller of the Woods Apartments received $1.7 million worth of Class A Units as partial consideration for the sale of the property.

12. / Segment Information

The Company has four reportable segments: (1) retail properties, (2) multifamily properties, (3) development and other, and (4) corporate. The retail segment includes the operation and management of 22 regional and community shopping centers (12 wholly-owned and 10 owned in joint venture form). The multifamily segment includes the operation and management of 19 apartment communities (15 wholly-owned and 4 owned in joint venture form). The other segment includes the operation and management of 2 retail properties under development and 4 industrial properties (all wholly-owned). The corporate segment includes cash and investment management, real estate management and certain other general support functions.

The accounting policies for the segments are the same as those the Company uses for consolidated financial reporting, except that, for segment reporting purposes, the Company uses the "proportionate-consolidation method" of accounting (a non-GAAP measure) for joint venture properties, instead of the equity method of accounting. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of their equity method investments. The column titled "Adjustments to the Equity Method" in the charts below reconciles the amounts presented under the proportionate-consolidation method to the consolidated amounts reflected on the Company's consolidated balance sheets and consolidated statements of income.

The chief operating decision-making group for the Company's Retail, Multifamily, Development and Other and Corporate segments is comprised of the Company's President, Chief Executive Officer and the lead executives of each of the Company's operating segments. The lead executives of each operating segment also manage the profitability of each respective segment with a focus on net operating income. The operating segments are managed separately because each operating segment represents a different property type (retail or multifamily), as well as construction in progress ("CIP") and corporate services.

(thousands of dollars)

Year Ended 12/31/02	Retail	Multifamily	Development and Other	Corporate	Total	Adjustments to Equity Method	Total Consolidated
Real estate operating revenue	$ 100,393	$ 57,582	$ 329	$ —	$ 158,304	$ (43,705)	$ 114,599
Real estate operating expense	(28,534)	(24,103)	(24)	—	(52,661)	15,113	(37,548)
Net operating income	71,859	33,479	305	—	105,643	(28,592)	77,051
Management company revenue	—	—	—	11,003	11,003	—	11,003
Interest and other income	—	—	—	711	711	—	711
General and administrative expenses	—	—	—	(24,747)	(24,747)	—	(24,747)
	71,859	33,479	305	(13,033)	92,610	(28,592)	64,018
Interest expense	(27,542)	(14,258)	-	103	(41,697)	13,697	(28,000)
Depreciation and amortization	(19,502)	(9,303)	(52)	—	(28,857)	7,446	(21,411)
Equity in income of partnerships and joint ventures	—	—	—	—	—	7,449	7,449
Minority interest in operating partnership	—	—	—	(2,194)	(2,194)	—	(2,194)
Discontinued operations	152	—	—	(421)	(269)	—	(269)
Gains on sales of real estate	4,085	—	—	—	4,085	—	4,085
Net income	$ 29,052	$ 9,918	$ 253	$ (15,545)	$ 23,678	$ —	$ 23,678
Investments in real estate, at cost	$ 620,346	$ 305,336	$ 27,330	$ —	$ 953,012	$ (213,583)	$ 739,429
Total assets	$ 592,167	$ 218,718	$ 25,310	$ 41,214	$ 877,409	$ (173,746)	$ 703,663
Recurring capital expenditures	$ 114	$ 2,790	$ —	$ —	$ 2,904	$ (363)	$ 2,541

(thousands of dollars)

Year Ended 12/31/01	Retail	Multifamily	Development and Other	Corporate	Total	Adjustments to Equity Method	Total Consolidated
Real estate operating revenue	$ 79,951	$ 56,394	$ 324	$ —	$ 136,669	$ (36,454)	$ 100,215
Real estate operating expense	(22,108)	(23,456)	(14)	—	(45,578)	12,541	(33,037)
Net operating income	57,843	32,938	310	—	91,091	(23,913)	67,178
Management company revenue	—	—	—	11,336	11,336	—	11,336
Interest and other income	—	—	—	361	361	—	361
General and administrative expenses	—	—	—	(23,577)	(23,577)	—	(23,577)
	57,843	32,938	310	(11,880)	79,211	(23,913)	55,298
Interest expense	(21,416)	(14,102)	-	(76)	(35,594)	11,109	(24,485)
Depreciation and amortization	(14,456)	(9,126)	(52)	—	(23,634)	6,264	(17,370)
Equity in income of partnerships and joint ventures	—	—	—	—	—	6,540	6,540
Minority interest in operating partnership	—	—	—	(2,499)	(2,499)	—	(2,499)
Discontinued operations	223	—	—	(25)	198	—	198
Gains on sales of real estate	2,107	—	—	—	2,107	—	2,107
Net income	$ 24,301	$ 9,710	$ 258	$ (14,480)	$ 19,789	$ —	$ 19,789
Investments in real estate, at cost	$ 510,531	$ 283,028	$ 40,850	$ —	$ 834,409	$ (198,115)	$ 636,294
Total assets	$ 482,727	$ 206,016	$ 38,743	$ 28,336	$ 755,822	$ (153,194)	$ 602,628
Recurring capital expenditures	$ 18	$ 2,965	$ —	$ —	$ 2,983	$ (293)	$ 2,690

Year Ended 12/31/00	Retail	Multifamily	Development and Other	Corporate	Total	Adjustments to Equity Method	Total Consolidated
	(thousands of dollars)						
Real estate operating revenue	$ 69,749	$ 54,199	$ 4,707	$ —	$ 128,655	$ (31,208)	$ 97,447
Real estate operating expense	(19,864)	(22,448)	(45)	—	(42,357)	10,106	(32,251)
Net operating income	49,885	31,751	4,662	—	86,298	(21,102)	65,196
PREIT-RUBIN net operating oss	—	—	—	(4,498)	(4,498)	4,498	—
Interest and other income	—	—	—	1,385	1,385	—	1,385
General and administrative expenses	—	—	—	(4,953)	(4,953)	—	(4,953)
	49,885	31,751	4,662	(8,066)	78,232	(16,604)	61,628
Interest expense	(17,845)	(14,068)	-	(2,402)	(34,315)	10,960	(23,355)
Depreciation and amortization	(10,674)	(8,931)	(63)	—	(19,668)	4,585	(15,083)
Equity in loss of PREIT-RUBIN	—	—	—	—	—	(6,307)	(6,307)
Equity in income of partnerships and joint ventures	—	—	—	—	—	7,366	7,366
Minority interest in operating partnership	—	—	—	(3,627)	(3,627)	—	(3,627)
Discontinued operations	1,491	—	—	(157)	1,334	—	1,334
Gains on sales of real estate	3,650	—	6,648	—	10,298	—	10,298
Net income	$ 26,507	$ 8,752	$ 11,247	$ (14,252)	$ 32,254	$ —	$ 32,254
Investments in real estate, at cost	$ 464,633	$ 278,199	$ 60,727	$ —	$ 803,559	$ (191,293)	$ 612,266
Total assets	$ 448,720	$ 211,328	$ 58,820	$ 15,771	$ 734,639	$ (157,976)	$ 576,663
Recurring capital expenditures	$ 642	$ 3,464	$ —	$ —	$ 4,106	$ (627)	$ 3,479

13. / Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2002 and 2001. The amounts presented below for 2001 have been restated for discontinued operations.

In thousands of dollars, except per share data	Year Ended 12/31/02				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]	Total
Revenues	$ 27,392	$ 30,895	$ 31,677	$ 36,349	$ 126,313
Net income [1]	$ 3,727	$ 4,442	$ 8,178	$ 7,331	$ 23,678
Net income per share–basic [2]	$ 0.23	$ 0.27	$ 0.49	$ 0.45	$ 1.47
Net income per share–diluted [2]	$ 0.23	$ 0.27	$ 0.49	$ 0.44	$ 1.44

In thousands of dollars, except per share data	First and Second Quarters 2002–Impact of Discontinued Operations	
	1st Quarter	2nd Quarter
Revenues	$ 432	$ 454
Income from discontinued operations	$ 26	$ 71
Basic income from discontinued operations per share	$ —	$ —
Diluted income from discontinued operations per share	$ —	$ —

In thousands of dollars, except per share data	Year Ended December 31, 2001–Restated				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$ 26,638	$ 27,159	$ 27,142	$ 30,973	$ 111,912
Net income [1]	$ 5,092	$ 3,906	$ 4,149	$ 6,642	$ 19,789
Net income per share–basic	$ 0.37	$ 0.29	$ 0.27	$ 0.42	$ 1.35
Net income per share–diluted	$ 0.37	$ 0.29	$ 0.27	$ 0.42	$ 1.35

In thousands of dollars, except per share data	Year Ended December 31, 2001–Impact of Discontinued Operations				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$ 358	$ 379	$ 395	$ 538	$ 1,670
Income from discontinued operations	$ (12)	$ 25	$ 21	$ 189	$ 223
Basic income from discontinued operations per share	$ —	$ —	$ —	$ 0.01	$ 0.01
Diluted income from discontinued operations per share	$ —	$ —	$ —	$ 0.01	$ 0.01

(1) Includes gains on sale of real estate of approximately $4.1 million (3rd Quarter 2002), $1.8 million (1st Quarter 2001) and $0.3 million (2nd Quarter 2001).

(2) Results for the full year do not necessarily equal the summation of the quarterly amounts due to rounding.

(3) Fourth quarter revenues include a significant portion of annual percentage rents as most percentage rent minimum sales levels are met in the fourth quarter. Also, fourth quarter net income includes the impact of the capitalization of $0.6 million of internal costs related to development activities.

14. / Pending Transactions

On March 3, 2003, the Company entered into an agreement to sell all of its 7,242 apartment units to Morgan Properties of King of Prussia, Pennsylvania (together, "Morgan"), for $420 million. The $420 million sale price of the multifamily portfolio includes a mix of cash payable at closing and Morgan's agreement to assume or pay off indebtedness related to the properties. As of December 31, 2002, approximately $213.7 million of the $420 million sale price would be payable in cash and approximately $206.3 million would be payable in the form of assumed indebtedness. The portion attributable to cash is expected to increase and the portion attributable to assumed indebtedness is expected to decrease by the amount of the Company's principal payments on this indebtedness between January 1, 2003 and closing. The multifamily portfolio was not classified as held for sale at December 31, 2002 because the Company was not actively marketing these properties, nor was there an agreement between the Company and Morgan at December 31, 2002.

On March 7, 2003, the Company entered into Agreements of Purchase and Sale to acquire Cherry Hill Mall, Moorestown Mall, Plymouth Meeting Mall, Gallery at Market East, Exton Square Mall and Echelon Mall from affiliated companies of The Rouse Company ("Rouse"). The Company intends, upon the execution of definitive agreements with New Castle Associates, to assign its rights under the Agreement of Purchase and Sale to acquire Cherry Hill Mall to New Castle Associates. The partners of New Castle Associates include Ronald Rubin, our Chairman and Chief Executive Officer, and George Rubin, our Trustee and President of our management subsidiaries, PREIT-RUBIN, Inc. and PREIT Services, LLC.

The aggregate purchase price for the acquisition of the six Rouse properties, assuming the Company was to acquire all of the equity of New Castle Associates, would be $548 million, including approximately $233 million in cash, the assumption of $277 million in non-recourse mortgage debt and $38 million in Units. All of the Units would be issued as part of the consideration for the Company's acquisition of the equity of New Castle Associates. Upon the sale of Christiana Mall by New Castle Associates, the Company's management and leasing agreement for that property will be terminated, and the Company will receive a brokerage fee of approximately $2 million from New Castle Associates.

15. / Subsequent Event

In 2003, the Company sold a parcel of land located at Crest Plaza Shopping Center located in Allentown, PA for a purchase price of $3.2 million. The Company expects to recognize a gain of approximately $2.0 million in 2003 as a result of this sale.

Independent Auditors' Report

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Lehigh Valley Mall Associates, a partnership in which the Company has a 50% interest, which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The Company's investment in Lehigh Valley Mall Associates at December 31, 2002 and 2001 was a deficit of ($16.0 million) and ($15.9 million), respectively, and the equity in net income of Lehigh Valley Mall Associates was $3.6 million, $3.3 million, and $3.3 million for the years ended December 31, 2002, 2001, and 2000 respectively. The financial statements of Lehigh Valley Mall Associates were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lehigh Valley Mall Associates, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 2, the Company has adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* as of January 1, 2002.

KPMG LLP

Philadelphia, Pennsylvania
March 27, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this report.

Except where specifically indicated, the following Management's Discussion and Analysis of Financial Condition and Results of Operations does not include the anticipated effects of the proposed transactions described elsewhere in this Annual Report.

Overview

As of December 31, 2002, the Company owned interests in 22 retail properties containing an aggregate of approximately 11.8 million square feet, 19 multifamily properties containing 7,242 units and four industrial properties with an aggregate of approximately 0.3 million square feet. The Company also owns interests in two retail properties currently under development, which are expected to contain an aggregate of approximately 0.8 million square feet upon completion.

The Company also provides management, leasing and development services for affiliated and third-party property owners with respect to 18 retail properties containing approximately 6.9 million square feet, six office buildings containing approximately 1.1 million square feet and two multifamily properties with 137 units.

The Company has achieved significant growth since 1997 with the acquisition of The Rubin Organization ("TRO") and the formation of PRI. During 2002, the Company continued this trend with two retail properties in its development pipeline, and same store net operating income growth of 6.5% and 1.0% in the retail and multifamily sectors, respectively. Please refer to Note 14 to the consolidated financial statements for a discussion of certain currently proposed transactions and other significant events related to our growth strategy. If the proposed transactions are consummated, management, anticipates that it will need to devote significant resources to integrating the properties to be acquired into the Company's existing retail portfolio. This integration process could impact the Company's day-to-day business.

The Company's net income increased by $3.9 million to $23.7 million for the year ended December 31, 2002 as compared to $19.8 million for the year ended December 31, 2001. Real estate properties sold in 2002 generated gains of $4.1 million as compared to $2.1 million for the properties sold in 2001. Property acquisitions and the placement in service in 2002 of properties previously under development resulted in an increase in Company real estate revenues, with a corresponding increase in property operating expenses, and depreciation, amortization and interest expenses.

The Company has investments in 14 unconsolidated partnerships and joint ventures (the "Joint Ventures"). The purpose of the Joint Ventures is to own and operate real estate. It is a common practice in the real estate industry to invest in real estate in this manner. Of the 14 Joint Venture properties, the Company managed four of the properties and other parties, including several of the Company's Joint Venture partners, manage the remaining 10 properties. None of the Company's Joint Venture partners are affiliates of the Company. One of the Company's key strategic objectives is to obtain managerial control of all its assets, although the Company cannot assure you that it will do so. The Company holds a non-controlling interest in each Joint Venture, and accounts for the Joint Ventures using the equity method of accounting. Under this accounting method, the Company does not consolidate the Joint Ventures. Instead, the Company records the earnings from the Joint Ventures under the income statement caption entitled "Equity in income of partnerships and joint ventures." Changes in the Company's investment in these entities are recorded in the balance sheet caption entitled "Investment in and advances to partnerships and joint ventures, at equity". For further information regarding the Company's Joint Ventures, see Note 3 to the consolidated financial statements.

Critical Accounting Policies

In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has utilized available information including the Company's past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from those estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the consolidated financial statements of the Company.

Revenue Recognition | The Company derives over 90% of its revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities) and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The difference between base rent and straight-line rent is a non-cash increase or decrease to rental income. The straight-line rent adjustment increased revenue by approximately $1.0 million in 2002, $0.8 million in 2001 and $1.2 million in 2000. Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Deferred revenue represents rental revenue received from tenants prior to their due dates. Expense reimbursement payments generally are made monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. In 2002, the Company accrued $0.6 million of income because reimbursable expense levels were greater than amounts billed. Shortly after the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too much or too little during the year. Termination fee income is recognized in the period when a termination agreement is signed. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is recognized when it is received.

The Company's other significant source of revenues comes from management activities, including property management, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity. These activities collectively are referred to as "management fees" in the consolidated statement of income. There are no significant cash versus accrual differences for these activities.

Allowance for Doubtful Accounts Receivable | The Company makes estimates of the collectibility of its accounts receivables related to tenant rents including base rents, straight line rentals, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company's net income because a higher bad debt reserve results in less net income.

Real Estate | Land, buildings and fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture / Fixtures	3-10 years
Tenant Improvements	Lease term

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. If the Company were to lengthen the expected useful life of a particular asset, it would be depreciated over more years, and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires management to make estimates as to the recoverability of such assets. Gains from sales of real estate properties generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66 - "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

Off Balance Sheet Arrangements | The Company has a number of off balance sheet joint ventures and other unconsolidated arrangements with varying structures described more fully in Note 3 to the consolidated financial statements. All of these arrangements are accounted for under the equity method because the Company has the ability to exercise significant influence, but not control over the operating and financial decisions of the joint ventures. Accordingly, the Company's share of the earnings of these joint ventures and companies is reflected in consolidated net income based upon the Company's estimated economic ownership percentage.

To the extent that the Company contributes assets to a joint venture, the Company's investment in the joint venture is recorded at the Company's cost basis in the assets that were contributed to the joint venture. To the extent that the Company's cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and reflected in the Company's share of equity in net income of joint ventures.

Assets Held for Sale | The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs of such assets. If, in management's opinion, the net sales price of the assets that have been identified for sale is less than the net book value of the assets, a valuation allowance is established. The Company generally considers assets to be held for sale when the transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. Accordingly, the results of operations of operating properties disposed of or classified as held for sale subsequent to January 1, 2002 for which the Company has no significant continuing involvement, are reflected as discontinued operations.

Asset Impairment | On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows - undiscounted and without interest charges - to be generated by the property are less than the carrying value of the property. These estimates consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range is estimated. The determination of undiscounted cash flows requires significant estimates by management and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

The Company conducts an annual review of goodwill balances for impairment and to determine whether any adjustments to the carrying value of goodwill are recognized.

Liquidity and Capital Resources

Equity Offering | On July 11, 2001, the Company issued, through a public offering, 2.0 million shares of beneficial interest at a price of $23.00 per share (the "Offering"). Net proceeds from the Offering after deducting the underwriting discount of $1.5 million and other expenses of approximately $0.2 million were approximately $44.3 million. Proceeds from the Offering were used to repay $20.7 million outstanding on an existing construction loan and $16.5 million of outstanding indebtedness under the Company's Credit Facility. The remaining proceeds were used to fund projects then under development.

Credit Facility | The Company's operating partnership has a $200 million revolving credit facility (the "Credit Facility") with a group of banks. The obligations of the Company's operating partnership under the Credit Facility are secured by a pool of 11 properties and have been guaranteed by the Company. There was $130.8 million outstanding under the Credit Facility at December 31, 2002. The Credit Facility expires in December 2003. The initial term of the Credit Facility may be extended for an additional year on the lender's approval. The Company has not yet determined if it will seek to extend the existing Credit Facility or if it will seek another financing alternative.

The Credit Facility bears interest at the London Interbank Offered Rate (LIBOR) plus margins ranging from 130 to 180 basis points, depending on the ratio of the Company's consolidated liabilities to gross asset value (the "Leverage Ratio"), each as determined pursuant to the terms of the Credit Facility. As of December 31, 2002, the margin was set at 165 basis points.

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis: (1) a maximum Leverage Ratio of 65%; (2) a maximum Borrowing Base Value (as defined in the Credit Facility) of 70%; (3) a minimum weighted average collateral pool property occupancy of 85%; (4) minimum Tangible Net Worth (as defined in the Credit Facility) of $262 million plus 75% of cumulative net proceeds from the sale of equity securities; (5) minimum ratios of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to Debt Service and Interest Expense (as defined in the Credit Facility) of 1.55:1 and 1.90:1, respectively, at December 31, 2002; (6) maximum floating rate debt of $200 million; and (7) maximum commitments for properties under development not in excess of 25% of Gross Asset Value (as defined in the Credit Facility). As of December 31, 2002, the Company was in compliance with all debt covenants.

Capital Resources | The Company expects to meet its short-term liquidity requirements generally through its available working capital and net cash provided by operations. The Company believes that its net cash provided by operations will be sufficient to allow the Company to make any distributions necessary to enable the Company to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The Company also believes that the foregoing sources of liquidity will be sufficient to fund its short-term liquidity needs for the foreseeable future, including capital expenditures, tenant improvements and leasing commissions. The following are some of the risks that could impact the Company's cash flows and require the funding of future distributions, capital expenditures, tenant improvements and/or leasing commissions with sources other than operating cash flows:

- increase in tenant bankruptcies reducing revenue and operating cash flows;
- increase in interest expenses as a result of borrowing incurred in order to finance long-term capital requirements such as property and portfolio acquisitions;
- increase in interest rates affecting the Company's net cost of borrowing;
- increase in insurance premiums and/or the Company's portion of claims;
- eroding market conditions in one or more of the Company's primary geographic regions adversely affecting property operating cash flows; and
- disputes with tenants over common area maintenance and other charges.

The Company expects to meet certain long-term capital requirements such as property and portfolio acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements through long-term secured and unsecured indebtedness and the issuance of additional equity securities. The Company also expects to increase the funds available under the Credit Facility by placing acquired or developed properties into the collateral pool upon the achievement of prescribed criteria so as to fund acquisitions, development activities and capital improvements. In general, when the credit markets are tight, the Company may encounter resistance from lenders when the Company seeks financing or refinancing for properties or proposed acquisitions. The Company also may be unable to sell additional equity securities on terms that are favorable to the Company, if at all. Additionally, the following are some of the potential impediments to accessing additional funds under the Credit Facility:

- reduction in occupancy at one or more properties in the collateral pool;
- reduction in appraised value of one or more properties in the collateral pool;
- reduction in net operating income at one or more properties in the collateral pool;
- constraining leverage covenants under the Credit Facility;
- increased interest rates affecting interest coverage ratios; and
- reduction in the Company's consolidated earnings before interest, taxes, depreciation and amortization (EBITDA).

At December 31, 2002 the Company had outstanding borrowings of $130.8 million under its Credit Facility and had pledged $0.7 million under the Credit Facility as collateral for several letters of credit. Of the unused portion of the Credit Facility of approximately $68.5 million, as of December 31, 2002, the Company's loan covenant restrictions allowed the Company to borrow approximately an additional $22.6 million based on the existing property collateral pool. As noted, one of the additional means of increasing the Company's borrowing capacity under the Credit Facility is the addition of unencumbered acquisition and/or development properties to the collateral pool. For example, during the first quarter of 2002, the Company placed Creekview Shopping Center, a recently completed retail development project, into the collateral pool, which increased the Company's borrowing capacity by approximately $20 million. The Company expects to place additional projects into the collateral pool to provide additional borrowing capacity, as necessary. The Company believes that the anticipated placement of properties into the collateral pool will allow for sufficient availability of borrowing capacity to fund the development pipeline and acquisition commitments, other than with respect to the proposed Rouse transactions, as well as any short-term liquidity needs that are not fulfilled by cash flows from operations.

Proposed Transactions | The Company currently expects to incur approximately $285 million of new and assumed indebtedness in order to complete the Rouse transactions described elsewhere in this Annual Report. The Company currently expects to use the proceeds from an acquisition term loan to finance the purchase of the Rouse malls, and is in discussions with several institutional lenders regarding the loan. The Company will need to obtain the consent of the lenders under the Credit Facility to incur indebtedness under the acquisition term loan and to waive the effect of the proposed Rouse transactions under the debt covenants of the Credit Facility. This consent is not a condition to closing the Rouse transactions, so the Company may be required to terminate the Rouse transactions and forfeit its $2 million deposit to Rouse if the Company is unable to secure the acquisition term loan or obtain the consent of its lenders. If the acquisition term loan and consent of the Company's lenders is secured, and if the Rouse transactions are consummated, the Company will have a higher debt level and interest expense.

The Company expects to reduce indebtedness by repayment or assumption by Morgan of approximately $206.3 million of indebtedness in connection with the sale of its multifamily portfolio to Morgan described elsewhere in this Annual Report. In addition, the Company expects to substantially repay the acquisition term loan that it expects to obtain in connection with the Rouse transactions primarily with the cash proceeds from the sale of the multifamily portfolio, which is not expected to close until after the Rouse transaction closes. The Company expects to finance the remainder of the Rouse transaction with additional fixed-rate, non-recourse debt secured by assets acquired from Rouse on an unencumbered basis. If the sale of the multifamily portfolio to Morgan does not occur, then the Company may attempt to repay the term loan with the proceeds of a later sale of some or all of the multifamily portfolio, a sale of equity or other securities or otherwise. The Company cannot assure you that such proceeds will be available on terms that are favorable to the Company, if at all.

A substantial portion of the expected gain from the sale of our multifamily portfolio to Morgan has been designed under Section 1031 of the Internal Revenue Code to meet the requirements for a tax-deferred exchange. If the Company sells its multifamily portfolio without a corresponding purchase from Rouse or another party, then the Company will incur substantial tax liability, including an obligation to indemnify the former owners of one of the properties included in the multifamily portfolio against the tax consequences of the sale.

Mortgage Notes | Mortgage notes payable, which are secured by 19 of the Company's wholly-owned properties, are due in installments over various terms extending to the year 2025 with interest at rates ranging from 4.70% to 8.70% with a weighted average interest rate of 7.32% at December 31, 2002. The following table outlines the timing of payment requirements related to the Company's mortgage notes and Credit Facility as of December 31, 2002 (in thousands):

	Payments by Period				
	Total	Up to 1 Year	2-3 Years	4-5 Years	More than 5 Years
Fixed Rate Mortgages	$319,751[(1)]	$ 10,924	$ 22,794	$ 85,585	$200,448
Revolving Credit Facility	130,800	130,800	—	—	—
	$450,551	$141,724	$ 22,794	$ 85,585	$200,448

(1) Includes approximately $206.3 million of mortgages related to the multifamily portfolio.

The foregoing table includes $18.7 million of balloon payments that come due under the Company's mortgage notes during the next three years. Of this amount, $6.2 million, representing the mortgage on The Woods Apartments, was repaid in January 2003. Also, a balloon payment of $22.1 million, of which the Company's proportionate share is $8.8 million, comes due in December 2003 with respect to a mortgage loan secured by a property owned by a partnership in which the Company has a 40% interest.

Eight of the Company's multifamily communities are financed with $104 million of permanent, fixed-rate, long-term debt. This debt carries a weighted average fixed interest rate of approximately 6.77%. The eight properties secure the non-recourse loans, which amortize over 30 years and mature in 2009. If the proposed multifamily sale is consummated on its current terms, then we expect that this debt will be assumed by the purchaser as described elsewhere in this Annual Report.

In March 2002, the mortgage on Camp Hill Plaza Apartments in Camp Hill, Pennsylvania, was refinanced. The new $12.8 million mortgage has a 10-year term and bears interest at the fixed rate of 7.02% per annum. In connection with the refinancing, unamortized deferred financing costs of $0.1 million were written off and are reflected as interest expense in the consolidated statements of income in accordance with the provisions of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which was adopted by the Company in 2002. If the proposed multifamily sale is consummated on its current terms, then we expect that this mortgage will be assumed by the purchaser as described elsewhere in this Annual Report.

Commitments | At December 31, 2002, the Company had approximately $15.0 million committed to complete current development and redevelopment projects. This amount is expected to be financed through the Credit Facility or through short-term construction loans. In connection with certain development properties acquired as part of the Company's acquisition of TRO, the Company will be required to issue additional Units in its operating partnership to the former owners of the properties upon final determination of the values attributable to the properties. Further, an additional 135,000 Units may have been earned by the former TRO affiliates for the period from January 1, 2002 to September 30, 2002, depending upon the final determination of the Company's adjusted funds of operations for such period.

Cash Flows | During the year ended December 31, 2002, the Company generated $28.5 million in cash flows from operating activities. Financing activities used cash of $1.2 million including: (1) $33.2 million of distributions to shareholders, (2) $13.0 million and $4.0 million of repayments on a mortgage note payable and a construction loan payable, respectively, (3) $5.0 million of mortgage notes payable principal installments, (4) $1.7 million of net distributions to OP unit holders and minority partners and (5) $0.2 million payment of deferred financing costs offset by (1) $10.8 million of net proceeds from shares of beneficial interest issued, (2) $32.3 million of net bank loan borrowings and (3) $12.8 million of proceeds from a mortgage loan. Investing activities used cash of $24.0 million including: (1) $25.2 million of investments in wholly-owned real estate assets, (2) $10.0 million of investments in property under development and (3) $1.7 million of investments in partnerships and joint ventures; offset by (1) cash proceeds from sales of real estate interests of $8.9 million and (2) cash distributions from partnerships and joint ventures in excess of equity in income of $4.0 million.

Contingent Liabilities | The Company along with certain of its joint venture partners has guaranteed debt totaling $5.5 million. The debt matures in 2003 (see Note 3 to the consolidated financial statements).

Acquisitions, Dispositions and Development Activities

The Company is actively involved in pursuing and evaluating a number of individual property and portfolio acquisition opportunities. Please refer to Note 14 to the consolidated financial statements for a discussion of certain currently proposed transactions and other significant events. In addition, the Company has stated that a key strategic goal is to obtain managerial control of all of its assets. In certain cases where existing joint venture assets are managed by outside partners, the Company is considering the possible acquisition of these outside interests. In certain cases where that opportunity does not exist, the Company is considering the disposition of its interests. There can be no assurance that the Company will consummate any such acquisition or disposition.

Acquisitions | In 2000, the Company entered into an agreement giving it a partnership interest in Willow Grove Park, a 1.2 million square foot regional mall in Willow Grove, Pennsylvania. Under the agreement, the Company was responsible for the expansion of the property to include a new Macy's store and decked parking. The total cost of the expansion was $16.6 million. In June 2002, the Company contributed the expansion asset to the partnership. As a result of this contribution, the Company increased its capital interest in the partnership that owns Willow Grove Park to 30% and its management interest in the partnership to 50%, and became the managing general partner of the partnership.

In 2000, the Company acquired the remaining 35% interest in Emerald Point, a multifamily property located in Virginia Beach, Virginia. The Company paid approximately $11.0 million for the interest, including $5.7 million in assumed debt and $5.3 million borrowed under the Credit Facility.

In April 2002, the Company purchased Beaver Valley Mall located in Monaca, Pennsylvania for a purchase price of $60.8 million. The purchase was financed primarily through a $48.0 million mortgage and a $10.0 million bank borrowing. The bank borrowing was subsequently repaid. Also in 2002, the Company exercised an option to purchase a portion of the land on which Beaver Valley Mall is situated for $0.5 million.

In July 2002, the Company acquired the remaining 11% interest in Northeast Tower Center pursuant to the Contribution Agreement entered into in connection with the acquisition of The Rubin Organization. The purchase price for the acquisition consisted of 24,337 Units in the Company's operating partnership, PREIT Associates, L.P.

In October 2002, the Company acquired the remaining 50% interest in Regency Lakeside Apartments. The Company paid approximately $14.2 million for the interest, including $9.6 million in the form of an assumed mortgage, $2.5 million borrowed under the Credit Facility and $2.1 million in cash.

Dispositions | In 2001, the Company sold parcels of land located at Paxton Towne Centre in Harrisburg, Pennsylvania and Commons at Magnolia in Florence, South Carolina and an undeveloped parcel of land adjacent to the Metroplex Shopping Center in Plymouth Meeting, Pennsylvania. Consistent with management's stated long-term strategic plan to review and evaluate all joint venture real estate holdings and non-core properties, during 2001 and 2000 the Company sold its interests in several properties. Under this plan, in 2001, the Company sold its interest in the Ingleside Shopping Center in Thorndale, Pennsylvania, and in 2000, the Company sold the CVS Warehouse and Distribution Center in Alexandria, Virginia; Valleyview Shopping Center in Wilmington, Delaware; Forestville Shopping Center in Forestville, Maryland and the Company's 50% interest in Park Plaza Shopping Center in Pinellas Park, Florida.

In July 2002, the Company sold Mandarin Corners shopping center in Jacksonville, Florida for $16.3 million. The Company recorded a gain on the sale of approximately $4.1 million. In accordance with the provisions of Statement of Financial Accounting Standards No. 144, the operating results and gain on sale of Mandarin Corners Shopping Center are included in discontinued operations for all periods presented.

In 2003, the Company sold a parcel of land located at Crest Plaza Shopping Center located in Allentown, Pennsylvania for a purchase price of $3.2 million. The Company will recognize a gain of approximately $2.0 million in 2003 as a result of this sale.

Development, Expansions and Renovations | The Company is involved in a number of development and redevelopment projects, which may require equity funding by the Company or third-party debt or equity financing (see Note 11 to the consolidated financial statements). In each case, the Company will evaluate the financing opportunities available to it at the time a project requires funding. In cases where the project is undertaken with a joint venture partner, the Company's flexibility in funding the project may be governed by the joint venture agreement or the covenants existing in its line of credit, which limit the Company's involvement in joint venture projects.

Related Party Transactions/Off Balance Sheet Arrangements

The Company provides management, leasing and development services for partnerships and other ventures in which certain officers of the Company have either direct or indirect ownership interests, including Ronald Rubin, the Company's Chairman and Chief Executive Officer. The Company believes that the terms of the management agreements for these services are no less favorable to the Company than its agreements with non-affiliates. The Company expects that one such management agreement, with respect to Christiana Mall, will be cancelled and that the Company will receive a $2 million brokerage fee from the sale of that mall if the Rouse transaction is consummated.

The Company has no material off-balance sheet transactions other than the Joint Ventures described in Note 3 of the consolidated financial statements, and the interest rate swap agreements discussed in Quantitative and Qualitative Disclosure About Market Risk, below. No officer or employee of the Company benefits from or has benefited from any off-balance sheet transactions with or involving the Company.

The Company leases its corporate home office space from Bellevue Associates, an affiliate of certain officers of the Company, including Ronald Rubin, the Company's Chairman and Chief Executive Officer. In the third quarter of 2002, the Company expanded this lease to include additional space within the same building. Management believes that the lease terms were established at market rates at the commencement of the lease.

In connection with the Company's acquisition of TRO in 1997, the Company issued 200,000 Class A Units in its operating partnership, and agreed to issue up to 800,000 additional Units over a five-year period ended September 30, 2002 contingent on the Company achieving specified performance targets. Through December 31, 2001, 665,000 Class A Units had been issued. A special committee of disinterested members of the Company's Board of Trustees will determine whether the remaining 135,000 Class A Units for the period from January 1, 2002 to September 30, 2002 have been earned. Additional Units also will be payable with respect to development properties acquired in the TRO transaction in an amount to be determined by the special committee based on the Contribution Agreement under which the Company acquired its interest in the properties and on the other factors that the special committee deems relevant. The recipients of the Class A Units include officers of the Company, including Ronald Rubin, who were partners of TRO at the time of the Company's acquisition of TRO. Officers of the Company, including Ronald Rubin, also are parties to the Rouse transaction through their ownership interest in New Castle Associates.

Results of Operations

Year Ended December 31, 2002 compared with Year Ended December 31, 2001 | Net income increased by $3.9 million to $23.7 million ($1.47 per share) for the year ended December 31, 2002 as compared to $19.8 million ($1.35 per share) for the year ended December 31, 2001. This increase was primarily because of increased gains on the sale of real estate interests and increased net operating income from properties placed in service or acquired in 2002.

Revenues increased by $14.4 million or 13% to $126.3 million for the year ended December 31, 2002 from $111.9 million for the year ended December 31, 2001. Gross revenues from real estate increased by $14.4 million to $114.6 million for the year ended December 31, 2002 from $100.2 million for the year ended December 31, 2001. This increase in gross revenues resulted from an $11.2 million increase in base rents, a $3.1 million increase in expense reimbursements and a $0.2 million increase in percentage rents. Base rents increased due to a $9.5 million increase in retail rents, resulting primarily from the inclusion of rents from the newly acquired Beaver Valley Mall ($6.4 million) and two properties under development in 2001 that were placed in service ($2.0 million), and higher rents due to new and renewal leases at higher rates in 2002. Base rents also increased due to a $1.6 million increase in multifamily rents, resulting primarily from rental rate increases. Expense reimbursements increased due to an increase in reimbursable property operating expenses. Management company revenue decreased by $0.3 million. Interest and other income increased by $0.3 million due to increased interest on notes receivable from Joint Ventures.

Property operating expenses increased by $4.5 million to $37.5 million for the year ended December 31, 2002 compared to $33.0 million for the year ended December 31, 2001. Real estate and other taxes increased by $1.5 million due to higher property tax rates. Payroll expense increased $0.7 million due to normal salary increases and increased benefit costs. Utilities increased by $0.1 million. Other operating expenses increased by $2.2 million due primarily to increased insurance and repairs and maintenance expenses. Property operating expenses also were generally higher due to the newly acquired Beaver Valley Mall.

Depreciation and amortization expense increased by $4.0 million to $21.4 million for the year ended December 31, 2002 from $17.4 million for the year ended December 31, 2001 due to $1.2 million from the newly acquired Beaver Valley Mall, $1.1 million from two properties under development in 2001 that were placed in service, and $1.7 million from additional property improvements.

General and administrative expenses increased by $1.1 million to $24.7 million for the year ended December 31, 2002 from $23.6 million for the year ended December 31, 2001 primarily due to a $0.8 million increase in payroll and benefits and a $0.3 million increase in marketing costs.

Interest expense increased by $3.5 million to $28.0 million for the year ended December 31, 2002 as compared to $24.5 million for the year ended December 31, 2001. Mortgage interest increased by $1.7 million. This was primarily due to $2.7 million interest expense for the Beaver Valley Mall mortgage and increased interest expense at Camp Hill Apartments of $0.6 million due to a mortgage refinancing at a higher rate in 2002, partially offset by a $1.4 million reduction in interest expense associated with the repayment of a construction note payable at Paxton Towne Centre. Bank loan interest expense increased by $1.8 million because of greater weighted average amounts outstanding in 2002 as compared to 2001.

Equity in income of partnerships and joint ventures increased by $0.9 million to $7.4 million for the year ended December 31, 2002 from $6.5 million for the year ended December 31, 2001. The increase was primarily due to increased rental revenues, partially offset by increased property operating, depreciation and mortgage interest expense.

Gains on sales of interests in real estate were $2.1 million in the year 2001 resulting from the sale of the Company's interests in Ingleside Center in Thorndale, Pennsylvania and land parcels at Commons at Magnolia and Paxton Towne Centre in 2001.

Minority interest in the operating partnership decreased $0.3 million to $2.2 million for the year ended December 31, 2002 from $2.5 million for the year ended December 31, 2001.

Income from discontinued operations increased $3.6 million in the year ended 2002 compared with the year ended 2001. This increase resulted from the $4.1 million gain on the sale of Mandarin Corners Shopping Center, partially offset by a $0.1 decrease in results of operations and by minority interest.

Year Ended December 31, 2001 compared with Year Ended December 31, 2000 | Net income decreased by $12.5 million to $19.8 million ($1.35 per share) for the year ended December 31, 2001 as compared to $32.3 million ($2.41 per share) for the year ended December 31, 2000.

Revenues increased by $13.1 million or 13% to $111.9 million for the year ended December 31, 2001 from $98.8 million for the year ended December 31, 2000. Gross revenues from real estate increased by $2.8 million to $100.2 million for the year ended December 31, 2001 from $97.4 million for the year ended December 31, 2000. This increase in gross revenues resulted from a $4.7 million increase in base rents, a $0.3 million increase in percentage rents and a $1.5 million increase in expense reimbursements. Offsetting this increase is a $3.7 million decrease in lease termination fees from $4.9 million in 2000 to $1.2 million in 2001. Lease termination fees in 2000 included a $4.0 million fee received in connection with the sale of the CVS Warehouse and Distribution Center. Base rents increased due to a $3.3 million increase in retail rents, resulting from two properties under development in 2000 that were placed in service, and higher rents due to new and renewal leases at higher rates in 2001. These increases include an offset from the sale of two retail properties that were sold in the third quarter of 2000, resulting in a $0.8 million reduction in base rents. Base rents also increased due to a $1.8 million increase in multifamily rents, resulting from rental rate increases and higher occupancy rates. The increase in base rents was offset by a $0.4 million decrease in industrial rents due to the sale of the CVS Warehouse and Distribution Center. Percentage rents increased due to higher tenant sales levels. Expense reimbursements increased due to two properties under development in 2000 that were placed in service, increased property operating expenses and the recovery of 2000 renovation costs over 10 years at Dartmouth Mall. Management fees were $11.3 million for the year ended December 31, 2001. This entire amount represents an increase in consolidated revenues in 2001 because PRI was not consolidated in 2000. Interest and other income decreased by $1.0 million because interest income on a loan with PRI was eliminated in 2001 due to the consolidation of PRI effective January 1, 2001. Without the effects of the consolidation of PRI, the Company's revenues for 2001 would have increased by $1.4 million over revenues in 2000.

Property operating expenses increased by $0.7 million or 2% to $33.0 million for the year ended December 31, 2001 from $32.3 million for the year ended December 31, 2000. Payroll expense increased $0.4 million or 7% due to normal salary increases and increased benefit costs. Real estate and other taxes increased by $0.5 million as two properties under development in 2000 were placed in service and tax rates were slightly higher for properties owned during both periods, partially offset by savings from the sale of two properties in 2000. Utilities decreased by $0.1 million. Other operating expenses decreased by $0.1 million due to decreased repairs and maintenance expenses.

Depreciation and amortization expense increased by $2.3 million to $17.4 million for the year ended December 31, 2001 from $15.1 million for the year ended December 31, 2000 primarily due to $0.9 million from two properties under development in 2000 now placed in service and $1.4 million from a higher asset base, of which $0.9 million is attributable to the 2000 renovation at Dartmouth Mall.

General and administrative expenses increased by $18.6 million to $23.6 million for the year ended December 31, 2001 from $5.0 million for the year ended December 31, 2000. The primary reason for the increase is the consolidation of PRI in 2001, which accounted for $16.3 million of the increase. General and administrative expenses also increased primarily due to a $1.2 million increase in payroll and benefits expenses, as well as minor increases in several other expense categories totaling $1.0 million in the aggregate.

Interest expense increased by $1.1 million to $24.5 million for the year ended December 31, 2001 as compared to $23.4 million for the year ended December 31, 2000. Retail mortgage interest increased by $0.4 million. Of this amount, $0.6 million was due to a full year of interest on a mortgage for a property placed in service in 2000, offset by $0.2 million due to amortization of mortgage balances. Multifamily mortgage interest decreased by $0.1 million due to amortization of mortgage balances. Bank loan interest expense increased by $0.8 million because of higher amounts outstanding in 2001 as compared to 2000, and because of lower capitalized interest in 2001 due to development assets placed in service in 2001.

Equity in loss of PREIT-RUBIN, Inc. was $6.3 million in the year ended December 31, 2000. There was no corresponding amount in 2001 due to the consolidation of PRI in 2001.

Equity in income of partnerships and joint ventures decreased by $0.8 million to $6.5 million in the year ended December 31, 2001 from $7.3 million in the year ended December 31, 2000. The decrease was primarily due to a mortgage prepayment fee of $0.3 million, and increased interest and bad debt expenses.

Minority interest in the operating partnership decreased $1.1 million to $2.5 million in the year ended December 31, 2001 from $3.6 million in the year ended December 31, 2000.

Gains on sales of interests in real estate were $2.1 million and $10.3 million, respectively, in the years ended December 31, 2001 and 2000 resulting from the sales of the Company's interests in Ingleside Center and land parcels at the Commons at Magnolia Shopping Center and Paxton Towne Centre in 2001, and Park Plaza, the CVS Warehouse and Distribution Center, Valley View Shopping Center and Forestville Shopping Center in 2000.

Same Store Properties

Retail sector net operating income, for the year ended December 31, 2002 for the properties owned since January 1, 2001 (the "Same Store Properties"), increased by $3.0 million or 6.5% over the year ended December 31, 2001. This increase resulted from new and renewal leases at higher rates, higher occupancy and higher percentage rents in 2002 as compared to 2001. Multifamily sector same store net operating income growth was $0.3 million or 1.0% for the year ended December 31, 2002 due to revenue increases of 1.4% which were partially offset by increases in real estate taxes, utilities, apartment turnover expenses, repairs and maintenance and insurance costs.

Net operating income ("NOI") is derived from revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). Net operating income does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on investment on the properties, and provides a comparison measurement of the properties over time.

Set forth below is a schedule comparing the net operating income for the Same Store Properties for the year ended December 31, 2002, as compared to the year ended December 31, 2001 (in thousands):

For the year ended 12/31/02	Same Store	Total
Retail		
Revenues	$ 67,272	$ 100,393
Expenses	(18,823)	(28,534)
NOI	$ 48,449	$ 71,859
Multifamily		
Revenues	$ 57,168	$ 57,582
Expenses	(23,888)	(24,103)
NOI	$ 33,280	$ 33,479

For the year ended 12/31/01	Same Store	Total
Retail		
Revenues	$ 63,897	$ 79,951
Expenses	(18,423)	(22,108)
NOI	$ 45,474	$ 57,843
Multifamily		
Revenues	$ 56,394	$ 56,394
Expenses	(23,456)	(23,456)
NOI	$ 32,938	$ 32,938

A reconciliation of total net operating income to net income is presented in Note 12 of the consolidated financial statements.

Funds From Operations

Funds from Operations ("FFO") is an important and widely used financial measure of the operating performance of real estate companies and is provided here as a supplemental measure of operating performance. FFO is not specifically defined by accounting principles generally accepted in the United States ("GAAP"). Given the nature of our business as a real estate company, we believe that FFO is helpful to investors as a measure of operational performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance such as various non-recurring items, gains and losses on sales of real estate and related depreciation and amortization, which can make periodic and peer analyses of operating performance more difficult to conduct.

FFO is defined as income before gains (losses) on property sales and extraordinary items (computed in accordance with GAAP) plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real *estate depreciation and amortization of financing costs.*

The Company computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in *accordance with the current NAREIT definition, or that interpret* the current NAREIT definition differently than the Company. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions.

FFO increased 14.5% to $51.2 million for the year ended December 31, 2002, as compared to $44.7 million in 2001. The increase was primarily due to completed development projects, the acquisition of a 30% interest in Willow Grove Park; the acquisition of Beaver Valley Mall; and internal growth in the Company's retail portfolio.

The following information is provided to reconcile net income, which we believe is the most directly comparable GAAP number, to FFO, and to show the items included in our FFO for the past periods indicated (in thousands, except per share data):

For the year ended 12/31	*2002*	*per share*	*2001*	*per share*
Net income	$ 23,678	$1.32	$ 19,789	$1.20
Minority interest in operating partnership	2,194	0.12	2,499	0.15
Minority interest in discontinued operations	421	0.02	25	—
Gains on sales of interests in real estate	—	—	(2,107)	(0.13)
Gains on dispositions of discontinued operations	(4,085)	(0.23)	—	—
Depreciation and amortization:				
Wholly owned & consolidated partnership	21,151	1.18[1]	17,145	1.04[1]
Unconsolidated partnerships & joint ventures	7,446	0.42[1]	6,264	0.38[1]
Discontinued operations	285	0.02	406	0.02
Excess purchase price over net assets acquired	—	—	423	0.02
Prepayment fee	77	—	255	0.02[2]
Funds From Operations	**$ 51,167**	**$2.85[3]**	**$ 44,699**	**$2.70[3]**
Weighted average number of shares outstanding	16,162		14,657	
Weighted average effect of full conversion of OP Units	1,805		1,869	
Total weighted average shares outstanding, including OP Units	17,967		16,526	

1) Excludes depreciation of non-real estate assets, amortization of deferred financing costs and discontinued operations.

2) Prepayment fee for the refinancing of the mortgage on Camp Hill Apartments in 2002 and Countrywood Apartments in 2001.

3) Includes the non-cash effect of straight-line rents of $1.0 million and $1.1 million for year to date 2002 and 2001, respectively.

Capital Expenditures

Substantially all of the Company's recurring capital expenditures in 2002 related to its multifamily properties. The multifamily properties expended $2.5 million for recurring capital expenditures, ($340 per unit owned adjusted for partnership interests). The Company's policy is to capitalize expenditures for floor coverings, appliances and major exterior preparation and painting for apartments. During 2002, $1.8 *million ($251 per unit owned adjusted for partnership interests)* was expended for floor covering and $0.7 million ($101 per unit owned adjusted for partnership interests) for appliances.

Competition

The Company's shopping centers compete with other shopping centers in their trade areas as well as alternative retail formats, including catalogues, home shopping networks and internet commerce. Apartment properties compete for tenants with other multifamily properties as well as single family housing alternatives in their markets. Economic factors, such as employment trends and the level of interest rates, impact *shopping center sales as well as a prospective tenant's choice to* rent or own his/her residence. Some of our properties are of the same type and are within the same market area as other competitive properties. This results in the competition for both acquisition of prime sites and for tenants to occupy the space that we and our competitors develop and manage. The existence of competitive properties could have a material adverse effect on our ability to lease space and on the level of rents we can obtain.

Inflation

Inflation can have many effects on the financial performance of the Company. Shopping center leases often provide for the payment of rents based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on the Company. Apartment leases are normally for a one-year term, which may allow the Company to seek increased rents as leases are renewed or when new tenants are obtained. However, during times when inflation is greater than increases in rent as provided for in leases, net increases may not keep up with inflation.

Seasonality

Shopping center leases often provide for the payment of rents based on a percentage of sales over certain levels. Income from such rents is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season.

Quantitative and Qualitative Disclosure About Market Risk

The analysis below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market interest rates. In order to mitigate the impact of fluctuation in market interest rates, the Company entered into two interest rate swap agreements with notional amounts totaling $75.0 million. All derivative instruments are entered into for other than trading purposes. As of December 31, 2002, the Company's consolidated debt portfolio consisted of $319.8 million in fixed rate mortgage notes and $130.8 million borrowed under its Revolving Facility, which has a variable interest rate.

Changes in market interest rates have different impacts on the fixed and variable portions of the Company's debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the fair value, but it has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value. The sensitivity analysis related to the fixed debt portfolio assumes an immediate 100 basis point move in interest rates from their actual December 31, 2002 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the net financial instrument position of $15.6 million at December 31, 2002. A 100 basis point decrease in market interest rates would result in an increase in the net financial instrument position of $16.6 million at December 31, 2002. Based on the variable-rate debt included in the Company's debt portfolio, including two interest rate swap agreements, as of December 31, 2002, a 100 basis point increase in interest rates would have resulted in an additional $0.6 million in interest incurred in 2002. A 100 basis point decrease would have reduced interest incurred by $0.6 million in 2002.

To manage interest rate risk, the Company may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. The Company undertakes a variety of borrowings: from lines of credit, to medium- and long-term financings. To limit overall interest cost, the Company may use interest rate instruments, typically interest rate swaps, to convert a portion of its variable rate debt to fixed rate debt, or even a portion of its fixed-rate debt to variable rate debt. Interest rate differentials that arise under these swap contracts are recognized in interest expense over the life of the contracts. The resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. The Company may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated.

Mortgage notes payable, which are secured by 19 of the Company's wholly-owned properties, are due in installments over various terms extending to the year 2025 with interest at rates ranging from 4.70% to 8.70% with a weighted average interest rate of 7.32% at December 31, 2002.

The following table summarizes the notional values and fair values of the Company's derivative financial instruments at December 31, 2002. The notional value provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks.

Notional Amount	Fixed Interest Rate vs. 30-day LIBOR	Maturity Date
$20 million	6.02%	12/03
$55 million	6.00%	12/03

As of December 31, 2002, the derivative instruments were reported at their fair value as a liability of $3.5 million. This amount is included in accrued expenses and other liabilities on the accompanying consolidated balance sheet.

Interest rate hedges that are designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the consolidated balance sheet with a corresponding adjustment to either accumulated other comprehensive income or earnings depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income/loss. Over time, the unrealized gains and losses held in accumulated other comprehensive income/loss will be charged t o earnings. This treatment matches the adjustment recorded when the hedged items are also recognized in earnings. Within the next twelve months, the Company expects to incur interest expense of approximately $2.9 million of the current balance held in accumulated other comprehensive income/loss.

As the information presented above includes only those exposures that exist as of December 31, 2002, it does not consider those exposures or positions which could arise after that date. The information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time and interest rates.

Trustees



ROSEMARIE B. GRECO | Age 56; Trustee since 1997; Chair of Audit Committee and Member of Executive Compensation and Human Resources Committee

Director, Office of Health Care Reform, Commonwealth of PA.; founding Principal of GRECOventures Ltd. (business Investment and consulting partnership); former CEO and President, CoreStates Bank, N.A. and President , CoreStates Financial Corp.; former corporate director of General Accident Insurance (USA), Cardone Industries, Inc., Genuardi's Family Markets, Inc. and Radian, Inc.; currently director of Exelon Corporation, Sunoco, Inc.; Trustee of SEI I Mutual Funds of SEI Investments; former chair of the Greater Philadelphia Chamber of Commerce, former interim president and CEO of Philadelphia Private Industry Council, former member of Philadelphia Planning Commission and Board of Education; former chair of Workforce Investment Board, Trustee of the University of Pennsylvania School of Nursing.



LEE H. JAVITCH | Age 72; Trustee since 1985; Member of Audit Committee and Executive Compensation and Human Resources Committee

Private Investor and former Chairman and Chief Executive Officer, Giant Food Stores, Inc. Director of Jewish Theological Seminary of America, and Jewish Community Center of Harrison, NY. Former chairman of MAZON: A Jewish Response to Hunger, Rye Country Day School, Pennsylvania Council on Arts, and executive committee member of Boy Scouts of America.



LEONARD I. KORMAN | Age 67; Trustee since 1996; Chair of Executive Compensation and Human Resources Committee

Chairman and Chief Executive Officer, Korman Commercial Properties, Inc. (real estate development and management). Former member of regional advisory board of First Union National Bank. Trustee of Albert Einstein Health Care Network, Thomas Jefferson University, and Korman Family Foundation.



IRA M. LUBERT | Age 53; Trustee since 2001; Member of Audit Committee

Chairman of Lubert-Adler Partners, L.P., a company specializing in private equity investments in real estate and other entrepreneurial opportunities. Co-founder and managing partner of LLR Equity Partners, L.P., a venture fund, Quaker BioVentures, a Life Sciences Venture Fund and LEM, a mortgage mezzanine fund. Chairman of GF Management, a company that specializes in the ownership and management of underperforming hospitality properties.



JEFFREY P. ORLEANS | Age 56; Trustee since 1986

Chairman and Chief Executive Officer, Orleans Homebuilders, Inc. (residential development). Lifetime Director of the National Association of Homebuilders, and Director and Past President of Builders' League of South Jersey. Director of the Pennsylvania Academy of Fine Arts, The Philadelphia Orchestra, The Philadelphia Police Foundation, Jewish Employment & Vocational Service, and President of the Lower Merion Township Police Pension Association. Mr. Orleans is an active member of Habitat for Humanity.



GEORGE F. RUBIN | Age 60; President, PREIT Services, LLC and PREIT-RUBIN, Inc.; Trustee since 1997

Joined The Rubin Organization, Inc. in 1970. Trustee of Lafayette College, Board Member of Elwyn Institute, Israel Elwyn and Radnor Hunt Races. Chairman of the Board of Thorncroft Therapeutic Horseback Riding, Inc. Former treasurer of the Philadelphia Vietnam Veteran's Memorial Comittee.



RONALD RUBIN | Age 71; Chairman and Chief Executive Officer; Trustee since 1997

Joined Richard I. Rubin and Co., Inc. in 1953 and served as chairman and chief executive officer of The Rubin Organization, Inc. for over 25 years. Trustee of International Council of Shopping Centers. Director of Exelon Corporation. Past Chairman of Center City District and past Chairman of the Greater Philadelphia Chamber of Commerce. Director of the Regional Performing Arts Center. Past President of Jewish Federation of Greater Philadelphia. Served on boards of Franklin Institute, Philadelphia Orchestra, Albert Einstein Medical Center, Tel Aviv University, American Friends of Hebrew University, Midlantic Bank (now PNC), University of the Arts and the United Jewish Appeal.



JONATHAN B. WELLER | Age 56; President and Chief Operating Officer; Trustee since 1994

Joined the Company in 1994; former Executive Vice President and Director of Eastdil Realty, Inc. (real estate investment banking). Member of National Association of Real Estate Investment Trusts, Urban Land Institute and International Council of Shopping Centers. Chair of Lower Merion Conservancy. Director of Ramapo-Anchorage Camp.

Officers

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
PREIT SERVICES LLC



RONALD RUBIN[1]
Chairman and Chief Executive Officer



JONATHAN B. WELLER[1]
President and Chief Operating Officer



GEORGE F. RUBIN
President, PREIT Services LLC



EDWARD A. GLICKMAN[1]
Executive Vice President and Chief Financial Officer



JOSEPH F. CORADINO[1]
Executive Vice President – Retail Division



BRUCE GOLDMAN[1]
Executive Vice President and General Counsel



DOUGLAS S. GRAYSON[1]
Executive Vice President – Development



JEFFREY A. LINN[1]
Executive Vice President – Acquisitions and Secretary



LEONARD B. SHORE
Executive Vice President – Special Projects



DAVID J. BRYANT[1]
Senior Vice President – Finance and Treasurer



HARVEY DIAMOND
Senior Vice President – Site Acquisition



RAYMOND J. TROST[1]
Senior Vice President – Multifamily Division



JUDITH E. BAKER
Vice President – Human Resources



ANDY BOTTARO
Vice President – Development



JONATHEN BELL
Vice President – Financial Services



ELAINE BERGER
Vice President – Specialty Leasing



VERNON BOWEN
Vice President – Risk Management



NICOLINA COLUMBO
Vice President – Director of Mall Leasing



CHERYL K. DOUGHERTY
Vice President – Marketing



R. SCOTT PETRIE
Vice President – Retail Management



TIMOTHY R. RUBIN
Vice President – Director of Community Center Leasing



LARRY TRACHTMAN
Vice President – Legal



MARIO C. VENTRESCA, JR.
Vice President – Retail Asset Management



NURIT YARON
Vice President – Investor Relations

[1] *Officer of Pennsylvania Real Estate Investment Trust and PREIT Services, LLC*

Investor Information

HEADQUARTERS
200 South Broad Street
Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.546.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT AUDITORS
KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996

TRANSFER AGENT AND REGISTRAR
For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800.937.5449
718.331.1852 Fax
info@amstock.com

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
The Company has a direct stock purchase and dividend reinvestment plan, which allows investors to invest in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. For further information, please contact the Company, or the Plan Administrator at (800) 278-4353 or (718) 921-8283.

INVESTOR INQUIRIES
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Jean Dardzinski
Director of Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102-3803
866.875.0700 ext. 735
215.546.2504 Fax
Email: investorinfo@preit.com

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 11 am on Thursday, June 5, 2003 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

FORMS 10-K AND 10-Q
The Company's Annual Report on Form 10-K, including financial statements and schedules, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

NYSE MARKET PRICE AND DISTRIBUTION RECORD
The following table shows the high and low sales prices for the Company's shares and cash distributions paid for the periods indicated.

Quarters Ended Calendar Year 2002	High	Low	Distributions Paid
March 31	$25.50	$22.63	$ 0.51
June 30	27.20	24.90	0.51
September 30	27.11	20.55	0.51
December 31	26.45	22.52	0.51
			$ 2.04

Quarters Ended Calendar Year 2001	High	Low	Distributions Paid
March 31	$22.36	$18.94	$ 0.51
June 30	24.70	20.50	0.51
September 30	25.05	18.25	0.51
December 31	23.90	20.50	0.51
			$ 2.04

As of December 31, 2002, there were approximately 1,300 shareholders of record, and 13,300 beneficial holders of record of the Company's shares of beneficial interest.

STOCK MARKET
New York Stock Exchange

PEI
LISTED
NYSE

PREIT IS A MEMBER OF:
National Association of Real Estate Investment Trusts

International Council of Shopping Centers

National Multi-Housing Council

Pension Real Estate Association

Urban Land Institute

Design: Allemann Almquist & Jones, Editorial: Robert Gunther, Photography: Various

Pennsylvania Real Estate Investment Trust

200 South Broad Street
Philadelphia, PA 19102-3803

www.preit.com